PROSPECTUS SUPPLEMENT
NOVEMBER 15, 2002
(TO PROSPECTUS DATED MAY 20, 2002)

                                3,500,000 Shares

                                   [GRAPHIC]

                          Chelsea Property Group, Inc.

                                  Common Stock

                               -----------------

    Chelsea Property Group is offering 3,500,000 shares of its common stock to be sold at an offering price of $34.65 per share. Our common stock is listed on the New York Stock Exchange under the symbol "CPG." The last reported sale price for the common stock on November 14, 2002, was $35.40 per share.

                            ------------------------

    INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THE ACCOMPANYING PROSPECTUS.

                            ------------------------

    Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

======================================================================================
                                                              PER SHARE      TOTAL
======================================================================================
Public offering price.......................................  $  34.65    $121,275,000
--------------------------------------------------------------------------------------
Underwriting discount.......................................  $ 0.5775    $  2,021,250
--------------------------------------------------------------------------------------
Proceeds to Chelsea (before expenses).......................  $34.0725    $119,253,750
======================================================================================

                            ------------------------

    The underwriter also may purchase up to an additional 525,000 shares from Chelsea at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments.

    The shares will be ready for delivery on or about November 20, 2002.

                         Banc of America Securities LLC

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
                        PROSPECTUS SUPPLEMENT
Forward-Looking Statements..................................     S-3
The Company.................................................     S-4
Recent Developments.........................................     S-4
Use of Proceeds.............................................     S-5
Common Stock Price Range and Distributions..................     S-6
Capitalization..............................................     S-7
Underwriting................................................     S-8
Legal Matters...............................................     S-9
Experts.....................................................     S-9
Financial Statements........................................     F-1

                              PROSPECTUS
About this Prospectus.......................................       2
Incorporation of Certain Documents by Reference.............       2
The Company and the Operating Partnership...................       4
Risk Factors................................................       5
Use of Proceeds.............................................       9
Ratios of Earnings to Fixed Charges and Earnings to Combined
  Fixed Charges and Preferred Stock Dividends...............      10
Description of Debt Securities..............................      11
Description of Preferred Stock..............................      24
Description of Depositary Shares............................      30
Description of Common Stock.................................      34
Plan of Distribution........................................      35
Legal Matters...............................................      35
Experts.....................................................      35
Where You Can Find More Information.........................      36

                            ------------------------

    You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

                           FORWARD-LOOKING STATEMENTS

    This prospectus supplement and the accompanying prospectus (and the documents that are incorporated by reference) contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. You are cautioned not to place undue reliance on such statements that only speak as of a certain date. Forward-looking statements include information concerning possible or assumed future results of our operations, including any forecasts, projections and plans and objectives for future operations. You can identify forward-looking statements by the use of forward-looking expressions such as "may," "will," "should," "expect," "anticipate," "estimate," or "continue" or any negative or other variations on such expressions. Many factors could affect our actual financial results and could cause actual results to differ materially from those in the forward-looking statements.

    We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus supplement and the accompanying prospectus (and the documents that are incorporated by reference) might not occur.

                                  THE COMPANY

    Chelsea Property Group, Inc. is a self-administered and self-managed real estate investment trust. We are the managing general partner of CPG Partners, L.P., an operating partnership that specializes in owning, developing, leasing, marketing and managing upscale and fashion-oriented manufacturers' outlet centers. As of September 30, 2002, we wholly or partially owned 54 centers in 28 states and Japan containing approximately 12.5 million square feet of gross leasable area. Our portfolio is comprised of 27 premium outlet centers containing 8.4 million square feet of gross leasable area and 27 other retail centers containing approximately 4.1 million square feet of gross leasable area. Our premium outlet centers generally are located near metropolitan areas, including New York City, Los Angeles, Boston, Washington, D.C., San Francisco, Sacramento, Cleveland, Atlanta, Dallas, Portland (Oregon), Tokyo and Osaka, Japan. Some Premium Properties are also located within 20 miles of major tourist destinations, including Palm Springs, Napa Valley, Orlando and Honolulu.

    We are organized under the laws of the State of Maryland. Our principal executive office is located at 103 Eisenhower Parkway, Roseland, New Jersey 07068, telephone (973) 228-6111. Our Web site is www.cpgi.com.

                              RECENT DEVELOPMENTS

    On April 1, 2002, CPG Partners, L.P. became the sole owner of Orlando Premium Outlets by acquiring Simon Property Group, Inc.'s 50% undivided ownership interest for $46.6 million in cash and the assumption of $29.7 million of existing mortgage debt and the related guarantee. On June 16, 2002, we repaid the outstanding balance of $59.4 million and extinguished the mortgage. Also on April 1, 2002, CPG Partners purchased a 305,000 square-foot center located in Edinburgh, Indiana, for $27.0 million in cash.

    In June 2002, CPG Partners and Simon entered into a new 50/50 joint venture to develop and operate Simon-Las Vegas, a 430,000 square-foot single-phase premium outlet center located in Las Vegas, Nevada, scheduled to open in the summer of 2003. On June 20, 2002, Simon-Las Vegas purchased a 40-acre site and commenced construction. We will be responsible for financing our 50% share of development costs, which are expected to be approximately $48.0 million.

    On August 20, 2002, CPG Partners became the sole owner of four premium outlets by acquiring Fortress Registered Investment Trust's 51% undivided ownership interest in a joint venture. CPG Partners paid $58.9 million in cash and assumed $86.5 million of existing mortgage debt.

    In August 2002, CPG Partners and Simon entered into a new 50/50 joint venture to develop and operate Simon-Chicago, a 435,000 square-foot single-phase premium outlet center located in Aurora, Illinois, near Chicago. The center is scheduled to open in mid-2004. On September 23, 2002, Simon-Chicago purchased a 140-acre site, including 80 acres of conservation area, and commenced construction. CPG Partners will be responsible for financing its 50% share of the development costs, which are expected to be approximately $46.0 million.

    On September 27, 2002, we signed an agreement with JMJ Properties, Inc. to acquire two outlet centers, or the JMJ Properties, a 305,000 square-foot center located in Albertville, Minnesota, and a 278,000 square-foot center located in Johnson Creek, Wisconsin, for a total purchase price of approximately
$89.5 million. The transaction is expected to be financed by issuing approximately $45.5 million of limited partnership units in CPG Partners and the balance from our senior credit facility. Subject to certain conditions, the transaction is expected to close before year-end 2002; however, we cannot assure you that the transaction will close.

    On November 12, 2002, we announced that we had signed a definitive agreement to acquire four outlet centers from New Plan Excel Realty Trust, Inc. for an all cash aggregate price of $193 million. The four properties, or the NPXL Properties, total 1.3 million square feet of gross leasable area and consist of a 293,000 square-foot center located in Jackson, New Jersey; a 400,000 square-foot center located in Osage Beach, Missouri; a 329,000 square-foot center located in St. Augustine, Florida; and a 317,000 square-foot center located in Branson, Missouri. Subject to certain conditions, the transaction is expected to close on or before December 31, 2002; however, we cannot assure you that the transaction will close. If New Plan Excel Realty Trust does not consummate its recently announced transaction to acquire 58 shopping centers from Equity Investment Group and willfully and intentionally defaults on its agreement to sell us the NPXL Properties, we would be entitled to $10 million in damages from New Plan. If Chelsea willfully and intentionally defaults, New Plan would have the right to receive $10 million in damages from Chelsea.

                                USE OF PROCEEDS

    The net proceeds to us from the offering will be approximately $119.3 million, before expenses (approximately $137.1 million, before expenses, if the over-allotment option is exercised in full). All of the net proceeds will be used to finance the acquisition of the four outlet centers from New Plan. The balance of funds needed to finance the New Plan acquisition will come from our $200 million senior unsecured bank credit facility and from additional bank borrowings or from future public market offering proceeds. Pending the closing of the acquisition from New Plan, the net proceeds will be used to repay indebtedness presently outstanding under our bank credit facility. If such acquisition is not consummated, then all of the net proceeds will be used to repay existing indebtedness presently outstanding under our bank credit facility. The credit facility expires March 31, 2005, and we have the right to extend the maturity until March 31, 2006. The credit facility bears interest on the outstanding balance payable monthly at the London Interbank Offered Rate, or LIBOR, plus 1.05% or the prime rate, at our option. The LIBOR spread ranges from 0.85% to 1.50%, depending on our senior debt rating. The interest rate on our credit facility was 2.88% at September 30, 2002. At September 30, 2002,
$92 million was outstanding under such facility.

                   COMMON STOCK PRICE RANGE AND DISTRIBUTIONS

    Our common stock is listed on the New York Stock Exchange under the symbol "CPG." The following table sets forth for the periods indicated the high and low sale prices per share of our common stock as reported on the NYSE Composite Tape, together with the distributions declared by us per share. All share and per share data have been adjusted to reflect a two-for-one stock split that was paid as a stock dividend on May 28, 2002 to shareholders of record on May 14, 2002.

                                                            SALES PRICE       DISTRIBUTIONS
                                                        -------------------     PER SHARE
                                                          HIGH       LOW           ($)
                                                        --------   --------   -------------
YEAR ENDED DECEMBER 31, 2000:
First Quarter.........................................   $15.72     $12.91       $0.375
Second Quarter........................................    18.00      14.31        0.375
Third Quarter.........................................    18.31      16.16        0.375
Fourth Quarter........................................    19.22      18.25        0.375
YEAR ENDED DECEMBER 31, 2001:
First Quarter.........................................   $21.13     $18.47       $0.390
Second Quarter........................................    23.47      20.78        0.390
Third Quarter.........................................    26.38      21.50        0.390
Fourth Quarter........................................    25.44      22.13        0.390
YEAR ENDING DECEMBER 31, 2002:
First Quarter.........................................   $27.40     $23.93       $0.405
Second Quarter........................................    35.03      26.80        0.485
Third Quarter.........................................    34.59      26.40        0.485
Fourth Quarter (through November 14, 2002)............    35.91      30.29           --

    At September 30, 2002, there were approximately 487 holders of record of our common stock.

    A recent reported last sale price per share for our common stock on the New York Stock Exchange is set forth on the cover page of this prospectus supplement.

    We have paid a regular quarterly cash distribution on our common stock since inception. Holders of our common stock are entitled to receive distributions from legally available funds, when, as and if declared by our board of directors, subject to restrictions contained in our credit facility. Our common stock dividend payout ratio as a percentage of net income before minority interest, depreciation and amortization (exclusive of amortization of deferred financing costs) was 66.8% for the nine months ended September 30, 2002. Our credit facility limits aggregate dividends and distributions to the lesser of
(a) 90% of net income before minority interest, depreciation and amortization (exclusive of amortization of deferred financing costs) on an annual basis or
(b) 100% of net income before minority interest, depreciation and amortization (exclusive of amortization of deferred financing costs) for any two consecutive quarters.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of September 30, 2002 and as adjusted to give effect to the (a) offering and the anticipated use of the proceeds from the offering as described under "Use of Proceeds,"
(b) acquisition of outlet centers located in Albertville, Minnesota, and Johnson Creek, Wisconsin, and (c) acquisitions of four outlet centers from New Plan Excel Realty Trust, Inc.

                                                                   SEPTEMBER 30, 2002
                                                              ----------------------------
                                                              HISTORICAL       AS ADJUSTED
                                                              ----------       -----------
                                                                     (IN THOUSANDS)
DEBT:
  Unsecured bank debt.......................................  $   97,035       $  216,781 (1)
  Unsecured notes...........................................     472,647          472,647
  Mortgage debt.............................................     307,677          307,677
                                                              ----------       ----------
Total debt..................................................  $  877,359       $  997,105
                                                              ----------       ----------
MINORITY INTEREST...........................................     114,472          159,972 (2)
STOCKHOLDERS' EQUITY
8.375% series A cumulative redeemable preferred stock, $0.01 par value, authorized 5,000 shares, issued and outstanding
  797 shares at September 30, 2002..........................  $        8       $        8
Common stock, $0.01 par value, authorized 50,000 shares,
  issued and outstanding 37,957 shares at September 30,
  2002, as adjusted--41,457 shares..........................         380              415 (3)
Paid-in-capital.............................................     440,317          559,536 (3)
Distributions in excess of net income.......................     (84,724)         (84,724)
Officer loan................................................        (488)            (488)(4)
Accumulated other comprehensive loss........................      (6,087)          (6,087)
                                                              ----------       ----------
Total stockholders' equity..................................  $  349,406       $  468,660
                                                              ----------       ----------
                                                              ----------       ----------
Total capitalization........................................  $1,341,237       $1,625,737
                                                              ==========       ==========

---------

(1) Includes a $5.0 million term loan due March 31, 2005 and the balance outstanding under our $200 million bank senior credit facility as of September 30, 2002 of $92.0 million, adjusted for borrowings of approximately $46.0 million to finance the JMJ Properties acquisition and approximately $62.0 million to finance the NPXL Properties acquisition and additional bank borrowings of approximately $11.7 million to finance the balance of the NPXL Properties acquisition. We are currently in negotiations regarding the additional bank borrowings.

(2) Represents approximately $45.5 million of limited partnership units issued for the acquisition of JMJ Properties.

(3) Represents proceeds from common stock offering of approximately $119.3 million to be used to finance the NPXL Properties acquisition.

(4) Represents a loan to an officer/unitholder in March 2002 that was used to exercise stock options. Effective June 1, 2002, we changed our policy to eliminate new loans to directors and officers.

                                  UNDERWRITING

    Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, Banc of America Securities LLC, as the underwriter, has agreed to purchase, and we have agreed to sell to the underwriter, 3,500,000 shares of our common stock.

    The underwriting agreement provides that the obligations of the underwriter to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriter is obligated to purchase all the shares, other than those covered by the over-allotment option described below, if it purchases any of the shares.

    The underwriter proposes to offer the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement. If all of the shares are not sold at the initial offering price, the underwriter may change the public offering price and the other selling terms.

    We have granted to the underwriter an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 525,000 additional shares of our common stock at the public offering price less the underwriting discount. The underwriter may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering.

    We have agreed, with exceptions, that for a period of 90 days from the date of this prospectus supplement we will not, without the prior written consent of the underwriter, directly or indirectly offer, sell, contract to sell or otherwise issue any common stock, sell any option or contract to purchase any common shares, grant any option, right or warrant for the sale of any common stock, or enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise. In addition, certain of our executive officers and directors have agreed, with exceptions, that for a period of 60 days from the date of this prospectus supplement they will not, without the prior written consent of the underwriter, which consent shall not be unreasonably withheld, directly or indirectly offer or sell our common stock, or engage in any of the other transactions referenced in the preceding sentence with regard to our common stock. These lockup provisions apply to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. Our common stock is listed on the New York Stock Exchange under the symbol "CPG."

    The following table shows the underwriting discounts and commissions that we are to pay to the underwriter in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriter's option to purchase additional shares of our common stock.

                                                                   PAID BY US
                                                           ---------------------------
                                                           NO EXERCISE   FULL EXERCISE
                                                           -----------   -------------
Per share................................................  $   0.5775     $   0.5775
Total....................................................  $2,021,250     $2,324,438

    In connection with this offering, the underwriter may purchase and sell shares of our common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales in excess of the number of shares to be purchased by the underwriter in this offering, which creates a syndicate short position. "Covered" short sales are sales made in an amount up to the number of shares represented by the underwriter's over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of shares in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriter also may make "naked" short sales of shares in excess of the over-allotment option. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that will adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while this offering is in progress.

    Any of these activities may have the effect of preventing or retarding a decline in the market price of our common stock. They also may cause the price of our common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriter may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriter commences any of these transactions, it may discontinue them at any time.

    We estimate that our portion of the total expenses of this offering will be $250,000.

    In the ordinary course of business, the underwriter and its affiliates have provided, and may in the future provide, investment banking, financial advisory and other services to us for which they have received, and may in the future receive, customary fees.

    Affiliates of Banc of America Securities LLC are lead and/or administrative agents and lenders under our senior credit facility and an unsecured credit facility relating to our joint venture in Japan and will receive a portion of the proceeds of this offering in repayment of amounts outstanding under our senior credit facility.

    We have agreed to indemnify the underwriter against certain liabilities, including civil liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

    The validity of the shares will be passed upon for us by Stroock &
Stroock & Lavan LLP, New York, New York and for the underwriter by Sidley Austin Brown & Wood LLP, New York, New York.

                                    EXPERTS

    Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the three years ended December 31, 2001, the statement of revenues and certain expenses for F/C Acquisition Holdings LLC - Portfolio Properties included in our Current Report on Form 8-K/A, dated October 7, 2002, for the three years ended December 31, 2001 and the statement of revenues and certain expenses for Orlando Premium Outlets included in our Current Report on Form 8-K/A, dated October 7, 2002, for the two years ended December 31, 2001, as set forth in their reports, which are incorporated by reference in this prospectus supplement. Ernst & Young LLP also have audited the statement of revenues and certain expenses for Albertville Factory Outlets and Johnson Creek Factory Outlets for the year ended December 31, 2001 and the statement of revenues and certain expenses for New Plan Properties for the year ended December 31, 2001, as set forth in their reports appearing in this prospectus supplement. Our financial statements and schedule are incorporated by reference and included in this prospectus supplement in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

                         Index to Financial Statements

Pro Forma Consolidating Financial Statements (unaudited)....     F-2
Pro Forma Consolidating Income Statement
  For the year ended December 31, 2001 and for the nine
    months ended September 30, 2002.........................     F-3
Pro Forma Consolidating Balance Sheet
  As of September 30, 2002..................................     F-7

Report of Independent Auditors (New Plan Properties)........     F-8
New Plan Properties Combined Statements of Revenues and
  Certain Expenses
  For the year ended December 31, 2001 and for the nine
    months ended
    September 30, 2002 (unaudited)..........................     F-9
Notes to New Plan Properties Combined Statements of Revenues
  and Certain Expenses......................................    F-10

Report of Independent Auditors (Albertville and Johnson
  Creek)....................................................    F-12
Albertville Factory Outlets and Johnson Creek Factory
  Outlets Combined Statements of Revenues and Certain
  Expenses
  For the year ended December 31, 2001 and for the nine
    months ended
    September 30, 2002 (unaudited)..........................    F-13
Notes to Albertville Factory Outlets and Johnson Creek
  Factory Outlets Combined Statements of Revenues and
  Certain Expenses..........................................    F-14

                          CHELSEA PROPERTY GROUP, INC.
                  PRO FORMA CONSOLIDATING FINANCIAL STATEMENTS
                                  (Unaudited)

    The unaudited pro forma condensed consolidating balance sheet of Chelsea Property Group, Inc. (the "Company") as of September 30, 2002 has been prepared as if the Company's purchase of two properties from JMJ Properties, Inc. ("JMJ Properties") and four properties from New Plan Excel Realty Trust, Inc. ("NPXL Properties") had been consummated on September 30, 2002. The pro forma condensed consolidating income statements for the nine months ended September 30, 2002 and for the year ended December 31, 2001 are presented as if the purchases of the six aforementioned centers, the remaining 51% interest in the F/C Properties (acquired August 20, 2002), the remaining 50% interest in Simon/Chelsea Orlando Development, LP ("OPO") (acquired April 1, 2002) and the Konover Property Trust Portfolio ("KPT") (acquired September 25, 2001) (collectively the "Acquisition Properties") occurred at January 1, 2001 and the effect thereof was carried forward. Additionally, the pro forma financial statements give effect to the sale of common stock in conjunction with the NPXL Properties purchase and the issuance of limited partnership units in conjunction with the JMJ Properties purchase.

    The Company acquired KPT for a total purchase price of approximately
$180 million, including the assumption of approximately $131 million of non-recourse mortgage debt using available cash of approximately $25 million and borrowings on the senior bank credit facility of approximately $17 million. The Company acquired OPO for a total purchase price of approximately $76 million, including the assumption of approximately $30 million of non-recourse mortgage debt, using borrowings on the senior bank credit facility of approximately
$46 million. The Company acquired F/C Properties for a total purchase price of approximately $146 million, including the assumption of approximately
$87 million of non-recourse mortgage debt using borrowings on the senior bank credit facility of approximately $59 million. The Company plans to acquire JMJ Properties for $91.5 million (which amount includes transaction costs), including an option to acquire land for $7.2 million, by issuing approximately $45.5 million of limited partnership units and the balance from borrowings on the senior bank credit facility. The Company plans to acquire NPXL Properties for $193 million through the sale of common stock of approximately
$119.3 million and the balance of $73.7 million from borrowings on the senior bank credit facility and from additional bank borrowings or from future public market offering proceeds.

    The pro forma condensed consolidating financial statements do not purport to represent what the Company's financial position or results of operations would have been assuming the purchase of the Acquisition Properties had occurred at the beginning of the period indicated, nor do they purport to project the Company's financial position or results of operations at any future date or for any future period. The pro forma condensed consolidating financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2001 included in the Company's Annual Report on Form 10-K for the year ended December 31, 2001.

                          CHELSEA PROPERTY GROUP, INC.

                    PRO FORMA CONSOLIDATING INCOME STATEMENT

                          YEAR ENDED DECEMBER 31, 2001

                                 (in thousands)

                                 THE                               F/C          JMJ          NPXL       PRO FORMA     PRO FORMA
                               COMPANY      KPT        OPO      PROPERTIES   PROPERTIES   PROPERTIES   ADJUSTMENTS   CONSOLIDATED
                              ---------   --------   --------   ----------   ----------   ----------   -----------   ------------
                                 (A)        (B)        (C)         (D)          (E)          (F)
Revenues:
  Base rent.................  $127,229    $26,445    $12,538     $28,689       $8,158      $20,228      $    618(g)    $223,905
  Percentage rent...........    18,049        587      2,901       1,054          324        1,763                       24,678
  Expense reimbursements....    50,559      8,310      4,156       9,994        3,312        6,917                       83,248
  Other income..............    11,018        530      1,186         453          239          562          (888)(h)     13,100
                              --------    -------    -------     -------       ------      -------      --------       --------
Total revenues..............   206,855     35,872     20,781      40,190       12,033       29,470          (270)       344,931
Expenses:
  Operating and
    maintenance.............    57,791     13,313      4,212      10,496        3,515        8,288                       97,615
  Depreciation and
    amortization............    48,554                                                                    19,989(i)      68,543
  General and
    administrative..........     4,611                                                                       726(j)       5,337
  Other.....................     2,819        371        220         873          161          149                        4,593
                              --------    -------    -------     -------       ------      -------      --------       --------
Total expenses..............   113,775     13,684      4,432      11,369        3,676        8,437        20,715        176,088

Income before unconsolidated
  investments, interest
  expense and minority
  interest..................    93,080     22,188     16,349      28,821        8,357       21,033       (20,985)       168,843

Income from unconsolidated
  investments...............    15,642                                                                   (11,570)(k)      4,072
Loss from Chelsea
  Interactive...............    (5,337)                                                                                  (5,337)
Interest expense............   (36,865)                                                                  (36,681)(l)    (73,546)
                              --------    -------    -------     -------       ------      -------      --------       --------

Income before minority
  interest..................    66,520     22,188     16,349      28,821        8,357       21,033       (69,236)        94,032
Minority interest...........   (14,706)                                                                   (7,056)(m)    (21,762)
                              --------    -------    -------     -------       ------      -------      --------       --------
Net income..................    51,814     22,188     16,349      28,821        8,357       21,033       (76,292)        72,270
Preferred dividend..........    (4,188)                                                                                  (4,188)
                              --------    -------    -------     -------       ------      -------      --------       --------
Net income to common
  shareholders..............  $ 47,626    $22,188    $16,349     $28,821       $8,357      $21,033      $(76,292)      $ 68,082
                              ========    =======    =======     =======       ======      =======      ========       ========

Basic:
Net income per common
  share.....................  $   1.41                                                                                 $   1.83
Weighted average common
  shares outstanding........    33,678                                                                     3,500(n)      37,178

Diluted:
Net income per common
  share.....................  $   1.37                                                                                 $   1.78
Weighted average common
  shares and equivalents
  outstanding...............    34,710                                                                     3,500(n)      38,210

------------

Notes to Pro Forma Consolidating Income Statement:

(a) As reported in the audited financial statements of Chelsea Property Group, Inc. for the year ended December 31, 2001. Shares and per share data adjusted to reflect the two-for-one stock split.

(b) Derived from the unaudited Combined Statement of Revenues and Certain Expenses of KPT for the six months ended June 30, 2001.

(c) Derived from the audited Statement of Revenues and Certain Expenses of OPO for the year ended December 31, 2001.

(d) Derived from the audited Combined Statement of Revenues and Certain Expenses of F/C Properties, a joint venture between Fortress Registered Investment Trust and Chelsea, for the year ended December 31, 2001.

(e) Derived from the audited Combined Statement of Revenues and Certain Expenses of JMJ Properties for the year ended December 31, 2001.

(f) Derived from the audited Combined Statement of Revenues and Certain Expenses of NPXL Properties for the year ended December 31, 2001.

(g) To adjust straight-line minimum rent of $0.6 million in connection with the property acquisitions.

                          CHELSEA PROPERTY GROUP, INC.

                          YEAR ENDED DECEMBER 31, 2001

                                 (in thousands)

(h) Reduced interest income on cash of $24.8 million invested at 4.73% used to acquire the KPT Properties.

(i) To reflect depreciation on KPT based on acquisition price of $194.5 million (including transaction costs and market value debt premium of $6.9 million), of which $38.2 million is land and $156.3 million is buildings, depreciation on JMJ Properties based on acquisition price of $91.5 million (including transaction costs of approximately $2 million and option to acquire land for $7.2 million), of which $12.6 million is land and $71.7 million is buildings, and depreciation on NPXL Properties based on acquisition price of $193 million, of which $29 million is land and $164 million is buildings. To also reflect depreciation on the stepped up basis of OPO and F/C Properties acquired (OPO basis of $115.3 million, of which $17.9 million is land and $97.4 million is building and improvements), (F/C Properties basis of $266.1 million, of which $36.3 million is land and $229.8 million is building and improvements).

(j) To reflect adjustment for additional corporate overhead.

(k) To eliminate income from unconsolidated investments of $5.1 million for OPO and $6.5 million for F/C Properties, which are consolidated as of the acquisition date.

(l) To reflect interest expense on $17 million of senior bank credit facility borrowing and non-recourse assumed debt with a face value of $131 million and a market value of $137.9 million for KPT, $46.3 million of senior bank credit facility borrowing and assumed debt with a face value of $59.4 million for OPO, $58.9 million of senior bank credit facility borrowing and non-recourse assumed debt with a face value of $169.6 million for F/C Properties, $46 million of senior bank credit facility borrowing for JMJ Properties and $73.7 million of senior bank credit facility borrowing and from additional bank borrowings or from future public market offering proceeds for NPXL Properties.

(m) To adjust minority interest in net income as a result of the expected issuance of 1.3 million limited partnership units in conjunction with the JMJ Properties acquisition.

(n) To reflect sale of common stock used to finance a portion of the NPXL Properties acquisition.

                          CHELSEA PROPERTY GROUP, INC.

                    PRO FORMA CONSOLIDATING INCOME STATEMENT

                      NINE MONTHS ENDED SEPTEMBER 30, 2002

                                 (in thousands)

                                            THE                    F/C          JMJ          NPXL       PRO FORMA     PRO FORMA
                                          COMPANY      OPO      PROPERTIES   PROPERTIES   PROPERTIES   ADJUSTMENTS   CONSOLIDATED
                                         ---------   --------   ----------   ----------   ----------   -----------   ------------
                                            (A)        (B)         (C)          (D)          (E)
Revenues:
  Base rent............................  $128,776     $3,115     $18,597       $6,555      $15,533      $    326(f)    $172,902
  Percentage rent......................    12,952        697         852          292        1,166                       15,959
  Expense reimbursements...............    43,265        975       6,229        2,897        5,195                       58,561
  Other income.........................     8,207        229         253          154          144                        8,987
                                         --------     ------     -------       ------      -------      --------       --------
Total revenues.........................   193,200      5,016      25,931        9,898       22,038           326        256,409

Expenses:
  Operating and maintenance............    53,779        944       6,516        2,916        6,476                       70,631
  Depreciation and amortization........    42,229                    816                                   8,850(g)      51,895
  General and administrative...........     4,996                      4                                                  5,000
  Other................................     3,221        115         806           73           91                        4,306
                                         --------     ------     -------       ------      -------      --------       --------
Total expenses.........................   104,225      1,059       8,142        2,989        6,567         8,850        131,832

Income before unconsolidated
  investments, interest expense and
  minority interest....................    88,975      3,957      17,789        6,909       15,471        (8,524)       124,577

Income from unconsolidated
  investments..........................     8,784                   (634)                                 (4,673)(h)      3,477
Loss from Chelsea Interactive..........   (10,266)                                                                      (10,266)
Gain on sale of unconsolidated
  investment...........................    10,911                                                                        10,911
Interest expense.......................   (33,691)                (1,634)                                (10,490)(i)    (45,815)
                                         --------     ------     -------       ------      -------      --------       --------

Income before minority interest........    64,713      3,957      15,521        6,909       15,471       (23,687)        82,884
Minority interest......................   (12,607)                                                        (4,536)(j)    (17,143)
                                         --------     ------     -------       ------      -------      --------       --------
Net income.............................    52,106      3,957      15,521        6,909       15,471       (28,223)        65,741
Preferred dividend.....................    (2,588)                                                                       (2,588)
                                         --------     ------     -------       ------      -------      --------       --------
Net income to common shareholders......  $ 49,518     $3,957     $15,521       $6,909      $15,471      $(28,223)      $ 63,153
                                         ========     ======     =======       ======      =======      ========       ========

Basic:
Net income per common share............  $   1.31                                                                      $   1.53
Weighted average common shares
  outstanding..........................    37,799                                                          3,500(k)      41,299

Diluted:
Net income per common share............  $   1.26                                                                      $   1.48
Weighted average common shares and
  equivalents outstanding..............    39,253                                                          3,500(k)      42,753

------------

Notes to Pro Forma Consolidating Income Statement:

(a) As reported in the unaudited financial statements of Chelsea Property Group, Inc. for the nine months ended September 30, 2002. Shares and per share data adjusted to reflect the two-for-one stock split.

(b) Derived from the unaudited Statement of Revenues and Certain Expenses of OPO for the three months ended March 31, 2002.

(c) Derived from the unaudited Combined Statement of Revenues and Certain Expenses of F/C Properties for the period January 1, 2002 to August 20, 2002.

(d) Derived from the unaudited Combined Statement of Revenues and Certain Expenses of JMJ Properties for the nine months ended September 30, 2002.

(e) Derived from the unaudited Combined Statement of Revenues and Certain Expenses of NPXL Properties for the nine months ended September 30, 2002.

(f) To adjust straight-line minimum rent of $0.3 million in connection with the property acquisitions.

(g) To reflect depreciation on KPT based on acquisition price of $194.5 million (including transaction costs and market value debt premium of $6.9 million), of which $38.2 million is land and $156.3 million is buildings, depreciation on JMJ Properties

                          CHELSEA PROPERTY GROUP, INC.

                      NINE MONTHS ENDED SEPTEMBER 30, 2002

                                 (in thousands)

    based on acquisition price of $91.5 million (including transaction costs of approximately $2 million and option to acquire land for $7.2 million), of which $12.6 million is land and $71.7 million is buildings and depreciation on NPXL Properties based on acquisition price of $193 million, of which $29 million is land and $164 million is buildings. To also reflect depreciation on the stepped up basis of OPO and F/C Properties acquired (OPO basis of $115.3 million, of which $17.9 million is land and $97.4 million is building and improvements), (F/C Properties basis of $266.1 million, of which $36.3 million is land and $229.8 million is building and improvements).

(h) To eliminate income from unconsolidated investments of $1.3 million for OPO and $4.0 million for F/C Properties, which are consolidated as of the acquisition date.

(i) To reflect interest expense on $17 million of senior bank credit facility borrowing and non-recourse assumed debt with a face value of $131 million and a market value of $137.9 million for KPT, $46 million of senior bank credit facility borrowing and assumed debt with a face value of $59.4 million for OPO, $58.9 million of senior bank credit facility borrowing and non-recourse assumed debt with a face value of $169.6 million for F/C Properties, $46 million of senior bank credit facility borrowing for JMJ Properties and $73.7 million of senior bank credit facility borrowing and from additional bank borrowings or from future public market offering proceeds for NPXL Properties.

(j) To adjust minority interest in net income as a result of the expected issuance of 1.3 million limited partnership units in conjunction with the JMJ Properties acquisition.

(k) To reflect sale of common stock used to finance a portion of the NPXL Properties acquisition.

                          CHELSEA PROPERTY GROUP, INC

                     PRO FORMA CONSOLIDATING BALANCE SHEET

                            AS OF SEPTEMBER 30, 2002

                                 (in thousands)

                                                             THE           JMJ             NPXL            PRO FORMA
                                                           COMPANY      PRO FORMA        PRO FORMA       CONSOLIDATED
                                                          ----------   -----------      -----------      -------------
                                                             (A)
                                                        ASSETS
Rental properties:
  Land..................................................  $ 216,763      $12,651(b)      $ 28,950(c)      $  258,364
  Depreciable property..................................  1,324,535       71,689(b)       164,050(c)       1,560,274
                                                          ----------     -------         --------         ----------
Total rental property...................................  1,541,298       84,340          193,000          1,818,638
Accumulated depreciation................................   (269,849)                                        (269,849)
                                                          ----------     -------         --------         ----------
Rental properties, net..................................  1,271,449       84,340          193,000          1,548,789
Cash and cash equivalents...............................     13,693                                           13,693
Restricted cash--escrows................................      4,212                                            4,212
Investments in unconsolidated affiliates................     74,093                                           74,093
Notes receivable--related parties.......................      2,746                                            2,746
Deferred costs, net.....................................     15,835                                           15,835
Other assets............................................     48,656        7,160(b)                           55,816
                                                          ----------     -------         --------         ----------
Total assets............................................  $1,430,684     $91,500         $193,000         $1,715,184
                                                          ==========     =======         ========         ==========
                                         LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Unsecured bank debt...................................  $  97,035      $46,000(d)      $ 73,746(e)      $  216,781
  Unsecured notes.......................................    472,647                                          472,647
  Mortgage debt.........................................    307,677                                          307,677
  Construction payables.................................      8,034                                            8,034
  Accounts payable and accrued expenses.................     36,026                                           36,026
  Accrued dividend and distributions....................     22,711                                           22,711
  Other liabilities.....................................     22,676                                           22,676
                                                          ----------     -------         --------         ----------
Total liabilities.......................................    966,806       46,000           73,746          1,086,552

Minority interest.......................................    114,472       45,500(f)                          159,972

Stockholders' equity
  Preferred stock.......................................          8                                                8
  Common stock..........................................        380                            35(g)             415
  Paid-in-capital.......................................    440,317                       119,219(g)         559,536
  Officer loan..........................................       (488)                                            (488)
  Distributions in excess of net income.................    (84,724)                                         (84,724)
  Accumulated other compensation loss...................     (6,087)                                          (6,087)
                                                          ----------     -------         --------         ----------
Total stockholders equity...............................    349,406            0          119,254            468,660
                                                          ----------     -------         --------         ----------
Total liabilities and stockholders' equity..............  $1,430,684     $91,500         $193,000         $1,715,184
                                                          ==========     =======         ========         ==========

------------

Notes to Pro Forma Consolidating Balance Sheet:

(a) As reported in the unaudited financial statements of Chelsea Property Group, Inc. as of September 30, 2002.

(b) To reflect acquisition of JMJ Properties for $91.5 million (including transaction costs of approximately $2 million and an option to acquire land for $7.2 million), to be financed by issuing approximately $45.5 million of limited partnership units and the balance from borrowings on the bank line of credit.

(c) To reflect acquisition of NPXL Properties for $193 million to be financed through the issuance of approximately $119.3 million of common stock and the balance from borrowings on the bank line of credit and additional bank borrowings.

(d) To reflect borrowings on the Company's bank line of credit to finance the JMJ Properties acquisition.

(e) To reflect borrowings on the Company's bank line of credit and additional bank borrowings to finance the NPXL Properties acquisition.

(f) To reflect the expected issuance of approximately $45.5 million of limited partnership units to finance the JMJ Properties acquisition.

(g) To reflect the issuance of approximately $119.3 million of common stock to finance the NPXL Properties acquisition.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Chelsea Property Group, Inc.

    We have audited the accompanying combined statement of revenues and certain expenses of the New Plan Properties (the "Properties"), as described in Note 1, for the year ended December 31, 2001. The financial statement is the responsibility of the Properties' management. Our responsibility is to express an opinion on this financial statement based on our audit.

    We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    The accompanying combined statement of revenues and certain expenses was prepared for the purposes of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the Prospectus Supplement of Chelsea Property Group, Inc. and is not intended to be a complete presentation of the Properties' revenues and expenses.

    In our opinion, the financial statement referred to above presents fairly, in all material respects, the combined revenues and certain expenses of the New Plan Properties, as described in Note 1, for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

                                                           /s/ Ernst & Young LLP

New York, New York
November 11, 2002

                              NEW PLAN PROPERTIES

              COMBINED STATEMENTS OF REVENUES AND CERTAIN EXPENSES

                             (Amounts in thousands)

                                                       NINE MONTHS ENDED       YEAR ENDED
                                                       SEPTEMBER 30, 2002   DECEMBER 31, 2001
                                                       ------------------   -----------------
                                                          (UNAUDITED)
REVENUES:
  Base rent..........................................       $15,533              $20,228
  Percentage rent....................................         1,166                1,763
  Tenant reimbursements..............................         5,195                6,917
  Other..............................................           144                  562
                                                            -------              -------
TOTAL REVENUES.......................................        22,038               29,470
                                                            -------              -------

CERTAIN EXPENSES:
  Property expenses..................................         5,367                6,857
  Real estate taxes..................................         1,109                1,431
  Other..............................................            91                  149
                                                            -------              -------
TOTAL CERTAIN EXPENSES...............................         6,567                8,437
                                                            -------              -------

REVENUES IN EXCESS OF CERTAIN EXPENSES...............       $15,471              $21,033
                                                            =======              =======

                            See accompanying notes.

                              NEW PLAN PROPERTIES

         NOTES TO COMBINED STATEMENTS OF REVENUES AND CERTAIN EXPENSES

                             (Amounts in thousands)

1.  ORGANIZATION AND BASIS OF PRESENTATION

    Presented herein is the combined statements of revenues and certain expenses related to the operations of four factory outlet center properties which are known as Jackson Outlet Village, Factory Merchants Branson, Factory Outlet Village Osage Beach, and St. Augustine Outlet Center (collectively, the "Properties"). The Properties, which are currently owned and managed by New Plan Excel Realty Trust Inc., are not legal entities, but rather a combination of properties which are under contract for purchase by Chelsea Property
Group, Inc.

    Jackson Outlet Village has 292,563 square feet of gross leasable area that is located in Jackson, New Jersey. Factory Merchants Branson has 317,706 square feet of gross leasable area that is located in Branson, Missouri. Factory Outlet Village Osage Beach has 400,428 square feet of gross leasable area that is located in Osage Beach, Missouri. St. Augustine Outlet Center has 329,362 square feet of gross leasable area that is located in St. Augustine, Florida.

    The accompanying combined statements of revenues and certain expenses has been prepared in accordance with the applicable rules and regulations of the Securities and Exchange Commission for the acquisition of real estate properties. Accordingly, the financial statements exclude certain expenses that may not be comparable to those expected to be incurred in the future operations of the aforementioned properties. Items excluded consist of interest, depreciation and amortization.

2.  USE OF ESTIMATES

    The preparation of the statements of revenues and certain expenses in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statements of revenues and certain expenses and accompanying notes. Actual results could differ from those estimates.

3.  REVENUE RECOGNITION

    Leases with tenants are accounted for as operating leases. Base rent is recognized on a straight-line basis over the lease term according to the provisions of the lease. The excess of amounts contractually due over rents recognized was $93 for the year ended December 31, 2001 and $29 for the nine months ended September 30, 2002 (unaudited). Certain lease agreements contain provisions for rents, which are calculated on a percentage of sales and recorded on the accrual basis. These rents are accrued monthly once the required thresholds per the lease agreement are exceeded. Substantially all lease agreements contain provisions for additional rents representing reimbursement of real estate taxes, insurance, advertising and common area maintenance costs.

4.  RISKS AND UNCERTAINTIES

    The Properties' results of operations are significantly dependent on the overall health of the retail industry. The Properties' tenant base is comprised almost exclusively of merchants in the retail industry. The retail industry is subject to external factors such as inflation, consumer confidence, unemployment rates and consumer tastes and preferences. A decline in the retail industry could reduce merchant sales, which could adversely affect the operating results of the Properties. A number of merchants occupied space in more than one of the Properties; however, no single merchant accounts for more than 10% of the Properties' base rents and no one tenant occupies more than 10% of the Properties' total gross leasable area for both the year ended December 31, 2001 and the nine months ended September 30, 2002 (unaudited).

                              NEW PLAN PROPERTIES

                             (Amounts in thousands)

5.  LEASE AGREEMENTS

    The Properties lease and sub-lease retail stores under operating leases with term expiration dates ranging from 2002 to 2015. Most leases are renewable for five years after expiration of the initial term at the lessee's option. Future minimum lease receipts under non-cancelable operating leases as of December 31, 2001, exclusive of renewal option periods, were as follows (in thousands):

2002.......................................................  $19,825
2003.......................................................   18,720
2004.......................................................   13,821
2005.......................................................   10,816
2006.......................................................    8,263
Thereafter.................................................   11,771
                                                             -------
                                                             $83,216
                                                             =======

6.  GROUND LEASE

    Ground rent expense is recognized on a straight-line basis over the initial term of the lease.

    The property located in Branson, Missouri is encumbered by a ground lease with the City of Branson. The rent expense for 2001 was $149. The lease payments for 2002 to 2006 will be $113 annually. Lease payments will increase every five years based on increases in the Consumer Price Index. The lease will expire on November 30, 2021.

7.  MANAGEMENT FEES

    New Plan Excel Realty Trust charges the Properties management fees. For the year ended December 31, 2001 and the nine months ended September 30, 2002 (unaudited), the Properties incurred such fees in the amount of approximately $816 and $630 (unaudited), respectively. Such fees are included in property expenses in the accompanying combined statements of revenues and certain expenses.

8.  COMMITMENTS AND CONTINGENCIES

    The Properties are not presently involved in any material litigation nor, to management's knowledge, is any material litigation threatened against the Properties, other than routine litigation arising in the ordinary course of business. Management believes the costs, if any, incurred by the Properties related to any of this litigation will not materially affect the operating results of the Properties.

9.  INTERIM UNAUDITED FINANCIAL INFORMATION

    The financial statement for the nine months ended September 30, 2002 is unaudited; however, in the opinion of management, all adjustments (consisting solely of normal, recurring adjustments) necessary for the fair presentation of the financial statement for the interim period have been included. The results of the interim period are not necessarily indicative of the results to be obtained for a full fiscal year.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Chelsea Property Group, Inc.

    We have audited the accompanying combined statement of revenues and certain expenses of the properties known as Albertville Factory Outlets and Johnson Creek Factory Outlets (collectively, the "Properties"), as described in Note 1, for the year ended December 31, 2001. The financial statement is the responsibility of the Properties' management. Our responsibility is to express an opinion on the financial statement based on our audit.

    We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    The accompanying combined statement of revenues and certain expenses was prepared for the purposes of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the Prospectus Supplement of Chelsea Property Group, Inc. and is not intended to be a complete presentation of the Properties' revenues and expenses.

    In our opinion, the combined statement of revenues and certain expenses referred to above presents fairly, in all material respects, the combined revenues and certain expenses of Albertville Factory Outlets and Johnson Creek Factory Outlets, as described in Note 1, for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

                                                           /s/ Ernst & Young LLP

New York, New York
October 18, 2002

         ALBERTVILLE FACTORY OUTLETS AND JOHNSON CREEK FACTORY OUTLETS

              COMBINED STATEMENTS OF REVENUES AND CERTAIN EXPENSES

                                 (in thousands)

                                                       NINE MONTHS ENDED       YEAR ENDED
                                                       SEPTEMBER 30, 2002   DECEMBER 31, 2001
                                                       ------------------   -----------------
                                                          (UNAUDITED)
REVENUES:
  Base rent..........................................        $6,555              $8,158
  Percentage rent....................................           292                 324
  Tenant reimbursements..............................         2,897               3,312
  Other..............................................           154                 239
                                                             ------              ------
TOTAL REVENUES.......................................         9,898              12,033
                                                             ------              ------

CERTAIN EXPENSES:
  Property expenses..................................         2,044               2,645
  Real estate taxes..................................           872                 870
  Other..............................................            73                 161
                                                             ------              ------
TOTAL CERTAIN EXPENSES...............................         2,989               3,676
                                                             ------              ------

REVENUES IN EXCESS OF CERTAIN EXPENSES...............        $6,909              $8,357
                                                             ======              ======

                            See accompanying notes.

         ALBERTVILLE FACTORY OUTLETS AND JOHNSON CREEK FACTORY OUTLETS

         NOTES TO COMBINED STATEMENTS OF REVENUES AND CERTAIN EXPENSES

                             (Amounts in thousands)

1.  ORGANIZATION AND BASIS OF PRESENTATION

    Presented herein are the combined statements of revenues and certain expenses related to the operations of two factory outlet center properties which are known as Albertville Factory Outlets ("Albertville") and Johnson Creek Factory Outlets ("Johnson Creek") (collectively, the "Properties"). The Properties, which are managed by JMJ Properties Inc. and are under common ownership, are not legal entities but rather two individual operating retail centers which are under contract to be purchased by Chelsea Property
Group, Inc.

    Albertville has 305,290 square feet of gross leasable area and is located in Albertville, Minnesota. Johnson Creek has 277,517 square feet of gross leasable area and is located in Johnson Creek, Wisconsin.

    The accompanying combined statements of revenues and certain expenses have been prepared in accordance with the applicable rules and regulations of the Securities and Exchange Commission for the acquisition of real estate properties. Accordingly, the combined statements of revenues and certain expenses exclude certain expenses that may not be comparable to those expected to be incurred in the future operations of the aforementioned properties. Items excluded consist of interest, ground rent expense, depreciation, amortization and management fees.

2.  USE OF ESTIMATES

    The preparation of the combined statements of revenues and certain expenses in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the combined statement of revenues and certain expenses and accompanying notes. Actual results could differ from those estimates.

3.  REVENUE RECOGNITION

    Leases with tenants are accounted for as operating leases. Base rent is recognized on a straight-line basis over the lease term according to the provisions of the lease. The excess of rents recognized over amounts contractually due was $78 for the year ended December 31, 2001 and $91 for the nine months ended September 30, 2002 (unaudited). Certain lease agreements contain provisions for rents, which are calculated on a percentage of sales and recorded on the accrual basis. These rents are accrued monthly once the required thresholds per the lease agreement are exceeded. Substantially all lease agreements contain provisions for additional rents representing reimbursement of real estate taxes, insurance, advertising and common area maintenance costs.

4.  RISKS AND UNCERTAINTIES

    The Properties' results of operations are significantly dependent on the overall health of the retail industry. The Properties' tenant base is comprised almost exclusively of merchants in the retail industry. The retail industry is subject to external factors such as inflation, consumer confidence, unemployment rates and consumer tastes and preferences. A decline in the retail industry could reduce merchant sales, which could adversely affect the operating results of the Properties. A number of merchants occupied space in each of the Properties; however, no single merchant accounts for more than 10% of the Properties' base rents and no one tenant occupies more than 10% of the Properties' total gross leasable area for both the year ended December 31, 2001 and the nine months ended September 30, 2002 (unaudited).

         ALBERTVILLE FACTORY OUTLETS AND JOHNSON CREEK FACTORY OUTLETS

                             (Amounts in thousands)

5.  LEASE AGREEMENTS

    The Properties lease retail stores under operating leases with term expiration dates ranging from 2002 to 2013. Most leases are renewable for five years after expiration of the initial term at the lessee's option. Future minimum lease receipts under non-cancelable operating leases as of December 31, 2001, exclusive of renewal option periods, were as follows (in thousands):

2002.......................................................  $ 8,527
2003.......................................................    7,834
2004.......................................................    6,723
2005.......................................................    4,482
2006.......................................................    2,197
Thereafter.................................................    4,297
                                                             -------
                                                             $34,060
                                                             =======

6.  COMMITMENTS AND CONTINGENCIES

    The Properties are not presently involved in any material litigation nor, to management's knowledge, is any material litigation threatened against the Properties, other than routine litigation arising in the ordinary course of business. Management believes the costs, if any, incurred by the Properties related to any of this litigation will not materially affect the operating results of the Properties.

7.  RELATED PARTY TRANSACTIONS

    For the year ended December 31, 2001 and the nine months ended
September 30, 2002 (unaudited), the Properties incurred administrative overhead and marketing fees payable to JMJ Properties, Inc. in the amount of approximately $829 and $665 (unaudited), respectively.

8.  INTERIM UNAUDITED FINANCIAL INFORMATION

    The financial statement for the nine months ended September 30, 2002 is unaudited; however, in the opinion of management, all adjustments (consisting solely of normal, recurring adjustments) necessary for the fair presentation of the financial statement for the interim period have been included. The results of the interim period are not necessarily indicative of the results to be obtained for a full fiscal year.

PROSPECTUS
                                  $634,930,000

                          CHELSEA PROPERTY GROUP, INC.
               COMMON STOCK, PREFERRED STOCK AND DEPOSITARY SHARES

                               CPG PARTNERS, L.P.
                                 DEBT SECURITIES

                                  ------------

    Chelsea may offer and issue from time to time up to $184,930,000 of:

    - shares of common stock,

    - shares of preferred stock,

    - shares of preferred stock represented by depositary shares.

    Chelsea's common stock is traded on the New York Stock Exchange under the symbol CPG.

    Chelsea Property Group's operating partnership, CPG Partners, L.P., may offer and issue from time to time in one or more series unsecured nonconvertible debt securities with an aggregate public offering price of up to $450,000,000. If any debt securities are rated below investment grade at the time of issuance, they will be fully and unconditionally guaranteed by Chelsea.

    The securities to be offered by us will be in amounts, at prices and on terms to be determined at the time of offering.

    When we sell a particular series of securities, we will prepare a prospectus supplement describing the offering and the terms of that series of securities. Such terms may include limitations on direct or beneficial ownership and restrictions on transfer of the securities, in each case as may be appropriate to preserve our status as a real estate investment trust for federal income tax purposes.

    Where necessary, the applicable prospectus supplement will contain information about certain United States Federal income tax considerations relating to, and any listing on a securities exchange of, the securities covered by such prospectus supplement.

    SEE "RISK FACTORS" BEGINNING AT PAGE 5 OF THIS PROSPECTUS FOR A DESCRIPTION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER PRIOR TO PURCHASING THE SECURITIES.

    We may offer the securities directly or through agents or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of the securities their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying prospectus supplement. We can sell the securities through agents, underwriters or dealers only with delivery of a prospectus supplement describing the method and terms of the offering of such securities. See "Plan of Distribution."

                                ----------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ----------------

    THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                    The date of this Prospectus is May 20, 2002.

                                ----------------

                             ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration or continuous offering process. We may from time to time sell any combination of the securities offered in this prospectus in one or more offerings up to a total dollar amount of $634,930,000.

    This prospectus provides you with a general description of the securities we may offer. Each time we sell securities we will provide you with a prospectus supplement containing specific information about the terms of the securities being offered. The prospectus supplement which contains specific information about the terms of the securities being offered may also include a discussion of certain U.S. Federal income tax consequences and any risk factors or other special considerations applicable to those securities. The prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in the prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information" beginning on page 36 of this prospectus.

    Unless otherwise indicated or unless the context otherwise requires, all references in this prospectus to Chelsea refers to Chelsea Property
Group, Inc., all references to the Operating Partnership refers to CPG Partners, L.P. and all references to "we," "us," or similar references mean both Chelsea Property Group, Inc. and the Operating Partnership.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The SEC allows us to "incorporate by reference" the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities:

    1. Chelsea's Annual Report on Form 10-K for the year ended December 31, 2001, SEC File Number: 001-12328.

    2. The Operating Partnership's Annual Report on Form 10-K for the year ended December 31, 2001, SEC File Number: 033-98136-01.

    3. Chelsea's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, SEC File Number: 001-12328.

    4. The Operating Partnership's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, SEC File Number: 033-98136-01.

    5. The description of Chelsea's common stock which is contained in Item 1 of our registration statement on Form 8-A, as amended, filed
       September 8, 1993 pursuant to Section 12 of the Exchange Act, SEC File
       Number: 001-12328.

    6. The information contained in the section "Policies With Respect to Certain Activities" contained in the Registration Statement on Form S-11 filed on August 25, 1993, as amended, SEC File Number: 33-67870.

    You may request a copy of these filings, at no cost, by writing or telephoning us at our principal executive offices at the following address:

                                    Investor Relations
                               Chelsea Property Group, Inc.
                                  103 Eisenhower Parkway
                                Roseland, New Jersey 07068
                                 Telephone: (973) 228-6111
                                    http://www.cpgi.com

    You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. Do not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of these documents.

                   THE COMPANY AND THE OPERATING PARTNERSHIP

GENERAL

    The Operating Partnership is 85.6% owned and managed by its sole general partner, Chelsea, a self-administered and self-managed real estate investment trust that specializes in owning, developing, redeveloping, leasing, marketing and managing upscale and fashion-oriented manufacturers' outlet centers known as premium properties. On September 25, 2001, as part of a transaction with Konover Property Trust Inc. and affiliates, we acquired 32 retail centers, one of which is a premium property, containing 4.3 million square feet of gross leasable area, or GLA. As of December 31, 2001, we wholly or partially owned 57 centers in 29 states and Japan containing approximately 12.6 million square feet of GLA represented by more than 700 tenants in approximately 2,900 stores. Our premium properties include 27 properties containing 8.3 million square feet of GLA. These centers generally are located near metropolitan areas including New York City, Los Angeles, Boston, Washington, D.C., San Francisco, Sacramento, Cleveland, Atlanta, Dallas, Portland (Oregon), Tokyo and Osaka, Japan, which have a population of at least one million people within a 30-mile radius, with average annual household income of greater than $50,000. Some premium properties are also located within 20 miles of major tourist destinations including Palm Springs, the Napa Valley, Orlando, and Honolulu. During 2001, our premium properties generated weighted average tenant sales of $379 per square foot, defined as total sales reported by tenants divided by their gross leasable area weighted by months in operation.

    Chelsea is organized under the laws of the state of Maryland. The Operating Partnership is a Delaware limited partnership. Our principal executive office is located at 103 Eisenhower Parkway, Roseland, New Jersey 07068, telephone
(973) 228-6111.

RECENT DEVELOPMENTS

    In March 2002, we completed two unrelated acquisitions of interests in outlet centers having a combined purchase price of $103.3 million.

    We acquired the 50% interest in Orlando Premium Outlets owned by Simon Property Group, a 430,000 square-foot center located between Disney World and Sea World developed jointly by us and Simon in 2000. The purchase price was $76.3 million, which was paid $46.6 million in cash, with the balance represented by the assumption of Simon's share of existing mortgage indebtedness on the property. The remaining 50% interest in this center is already owned by us.

    We acquired from Prime Retail, Inc. for $27 million of cash Prime Outlets at Edinburgh, a 305,000 square-foot outlet center located in Edinburgh, Indiana, 40 miles south of Indianapolis. This center is currently 98% leased to tenants, including Eddie Bauer, GAP, Nautica, Nike and Tommy Hilfiger.

                                  RISK FACTORS

    Your investment in the securities involves risks. In consultation with your own financial and legal advisors, you should carefully consider, among other factors, the matters described below before deciding whether an investment in the securities is suitable for you.

WE COULD INCUR ADDITIONAL DEBT, WHICH COULD ADVERSELY AFFECT THE FUNDS WE RECEIVE FROM OPERATIONS

    Our organizational documents do not contain any limitation on the amount or percentage of indebtedness that we can incur. The Indenture, however, will contain limits on our ability to incur indebtedness. Our board of directors could alter current debt-to-market capitalization and coverage ratios at its discretion. At December 31, 2001, our debt-to-market capitalization was approximately 31%, while our interest coverage ratio was approximately 4.3 times. Debt-to-market capitalization is the ratio of our total outstanding debt to the market value of our outstanding common stock including conversion of operating partnership units to common stock plus the liquidation preference value of outstanding preferred stock and units and total debt outstanding as of December 31, 2001. Interest coverage is the ratio of operating income before interest expense and depreciation expense to interest expense for the twelve months ended December 31, 2001. If our policy limiting borrowing were changed, we could become more highly leveraged. This could result in an increase in debt service that could adversely affect the funds we receive from operations. An increase in debt service could also affect our ability to make expected distributions to stockholders and result in an increased risk of default on our obligations.

LOSS OF ONE OF OUR PRIME REVENUE GENERATING CENTERS OR REGIONAL ECONOMIC DOWNTURNS COULD ADVERSELY IMPACT OUR REVENUES

    Approximately 21% and 23% of our revenues for the years ended December 31, 2001 and 2000 were derived from Woodbury Common Premium Outlets located in New York. The loss of this center or a material decrease in the revenues received from this center could have a material adverse effect on us. In addition, approximately 28% of our revenues for the years ended December 31, 2001 and 2000 were derived from our centers in California. The loss of Woodbury Common Premium Outlets or the effects of an economic downturn in New York or California could cause our revenues to decrease significantly.

CHELSEA'S GUARANTEES ARE EFFECTIVELY SUBORDINATED TO THE EXISTING AND FUTURE LIABILITIES OF THE OPERATING PARTNERSHIP

    The Operating Partnership conducts Chelsea's operations. Chelsea's only asset is its interest in the Operating Partnership. As a result, Chelsea depends upon the receipt of distributions or other payments from the Operating Partnership to meet its financial obligations, including obligations under any Guarantees. Any Guarantees will be effectively subordinated to existing and future liabilities of the Operating Partnership. At December 31, 2001, the Operating Partnership had approximately $700 million of indebtedness outstanding including the Operating Partnership's share of the joint venture construction activities and guarantees of other affiliates' debt, all but $295 million of which was unsecured. The guarantees totaled approximately $48.4 million at December 31, 2001. The Operating Partnership is a party to a $160 million unsecured credit facility which contains financial and operational covenants and other restrictions with which we must comply. These include the following:

    - the value of our unencumbered property must be at least 175% of the amount of our outstanding unsecured debt

    - the maintenance of a net worth of at least $348 million

    - our total liabilities may not exceed 55% of the value of our assets

    - our secured debt may not exceed 30% of the value of our assets

    - our occupancy rate must not be less than 90%

    In addition, there are limits on:

    - the amount of indebtedness we can incur

    - our guarantees of debt of others

    - distributions in excess of our funds from operations

    - our no longer being an owner, operator or developer of retail properties

    Although the Operating Partnership presently is in compliance with the credit facility, we cannot assure you that it will continue to be in compliance and that it will be able to continue to make distributions to Chelsea.

THE INDENTURE DOES NOT PROTECT INVESTORS WITH RESPECT TO TRANSACTIONS IN WHICH WE MAY PARTICIPATE

    The Indenture does not afford you protection in the event of the following

    - a highly leveraged or similar transaction involving us, our management, or any of our affiliates,

    - a change of control, or

    - certain reorganizations, restructurings, mergers or similar transactions involving us.

OWNERSHIP LIMITATIONS AND MARYLAND LAW MAY PRECLUDE THE ATTEMPTS OF THIRD PARTIES TO ACQUIRE CONTROL OF CHELSEA, EVEN THOUGH SUCH ACQUISITIONS MAY BE BENEFICIAL TO CERTAIN STOCKHOLDERS

    In order to qualify as a REIT, not more than 50% in value of our stock may be owned by five or fewer individuals. In order to maintain our status as a REIT, Chelsea's Articles of Incorporation prohibit ownership of more than 7% of our outstanding common stock by any person. Such restriction will likely preclude a third party's attempt to acquire control of us without the consent of our Board of Directors. This would be the case even if a change in control were in the interest of stockholders.

    Maryland law contains restrictions on third party attempts to acquire control of us, including the following:

    - prohibits us from engaging in a merger or business combination with a 10% or greater stockholder, unless our board approves the transaction in advance

    - eliminates the voting rights of persons who acquire 20% or more of our stock unless approved by holders of at least two-thirds of our voting rights

    - requires approval by holders of at least two-thirds of our voting rights
      for mergers or business   combinations

THE REQUIRED CONSENT OF THE OPERATING PARTNERSHIP FOR MERGERS OR OTHER SIGNIFICANT CORPORATE ACTION MAY PRECLUDE A CHANGE IN CONTROL

    So long as the limited partners own 10% of the capital of the Operating Partnership, the Operating Partnership may merge, consolidate or engage in any combination with another person or sell all or substantially all of its assets only if approved by the holders of a majority of the limited partnership units. The limited partners currently own 14.4% of the capital of the Operating Partnership.

OUR STAGGERED BOARD OF DIRECTORS COULD DISCOURAGE A THIRD PARTY FROM MAKING A TENDER OFFER OR OTHERWISE ATTEMPTING TO OBTAIN CONTROL OF US

    Chelsea's articles of incorporation and by-laws require that Chelsea's Board of Directors be comprised of three classes of directors. The terms of the three classes of directors will expire in 2002, 2003 and 2004. Directors for each class will be chosen for a three-year term. As the directors only can be removed for cause, the staggered terms for directors may affect the stockholders' ability to effect a change in our control even if a change in control were in the stockholders' interest.

THE ISSUANCE OF OUR PREFERRED STOCK COULD ADVERSELY AFFECT THE RIGHTS OF HOLDERS OF OUR COMMON STOCK AND DISCOURAGE TRANSACTIONS WHICH MIGHT OTHERWISE BE IN OUR BEST INTERESTS

    The issuance of preferred stock could adversely affect the voting power, dividend rights and other rights of holders of common stock. When issuing preferred stock, the Board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in our best interests or in which stockholders might receive a premium for their shares over the then prevailing market price.

IF WE FAIL TO DISTRIBUTE TO STOCKHOLDERS 90% OF OUR NET TAXABLE INCOME, WE WILL NO LONGER QUALIFY AS A REIT

    To obtain the favorable tax treatment associated with REITs, each year Chelsea is required to distribute to its stockholders at least 90% of its net taxable income. Chelsea's ability to make such distributions depends upon the receipt of distributions or other payments from the Operating Partnership.

IF WE FAIL TO CONTINUE TO QUALIFY AS A REIT, WE WOULD SUFFER ADVERSE TAX CONSEQUENCES

    We intend to operate in such a manner so as to qualify as a REIT under the Internal Revenue Code. If we were to fail to qualify as a REIT, we would not be allowed a deduction for distributions to stockholders in computing taxable income. We also would be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. In any year in which we would not qualify as a REIT, the additional taxes imposed upon us would significantly reduce the cash flow available for distribution to stockholders. Additionally, unless we are entitled to relief under certain statutory provisions, we would be unable to qualify as a REIT for four taxable years following the year during which qualification was lost.

COMPETITION FROM OTHER MANUFACTURERS' OUTLET CENTERS MAY MAKE ACQUISITION OF PROPERTY AND TENANTS DIFFICULT

    Numerous developers and real estate companies are engaged in the development or ownership of manufacturers' outlet centers and other commercial properties and compete with us in seeking tenants for outlet centers. There are two public companies, Prime Retail, Inc. and Tanger Factory Outlet Centers, Inc., who compete with us, in addition to many privately-owned companies. According to published sources, as of December 31, 2001, the manufacturer's outlet industry contained approximately 55.3 million square feet of gross leaseable area. The three publicly traded outlet companies, including us, owned or operated approximately 55% of the industry's gross leaseable area. This creates competition for the acquisition of prime properties and for tenants who will lease space in the manufacturers' outlet centers that are owned or operated by our competitors or by us.

THE ECONOMIC PERFORMANCE AND VALUE OF CENTERS IS DEPENDENT ON MANY FACTORS, SOME OF WHICH ARE BEYOND OUR CONTROL

    Real property investments are subject to varying degrees of risk. Many factors can affect the economic performance and values of real estate. The factors which are not within our control include:

    - changes in the economic climate, which could cause customers to spend less money

    - local conditions such as an oversupply of space or a reduction in demand for real estate in the area, which could cause us to reduce the rents we charge our tenants

    - competition from other available space, which could reduce the rents we charge to tenants

    The factors which are within our control include:

    - attractiveness of properties to tenants which would induce tenants to lease our space and the rents they are willing to pay

    - increased operating costs, which could adversely affect our results of operations.

IF WE ARE UNABLE TO PURSUE CERTAIN DEVELOPMENT ACTIVITIES, OUR FUTURE RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED

    We intend to pursue manufacturers' outlet center development projects, including the expansion of existing centers. These projects generally require capital expenditures and various forms of government and other approvals. As of December 31, 2001, we expect to complete approximately 127,000 square feet of gross leaseable area over the next twelve months consisting of additional phases of three existing centers (57,000 square feet) and Rinku Premium Outlets, outside Osaka, Japan (70,000 square feet). The balance of our financial commitment is approximately $11 million and is fully financed through internally generated funds, specific secured financing or through our credit facility. We will seek to obtain permanent financing once the projects are completed and income has been stabilized, but there can be no assurances that we will be successful in obtaining permanent financing. If we are unable to pursue these activities, our results of operations could be adversely affected.

THE INABILITY OF A SIGNIFICANT NUMBER OF OUR TENANTS TO MEET THEIR OBLIGATIONS TO US WOULD ADVERSELY IMPACT OUR INCOME AND AVAILABLE FUNDS

    Since substantially all of our income is derived from rental income from real property, our income and funds for distribution would be adversely affected if a significant number of our tenants could not meet their obligations to us or if we could not lease a significant amount of space in our properties on favorable lease terms. In addition, we cannot assure you that any tenant whose lease expires in the future will renew their lease or that we will be able to re-lease space on advantageous terms.

CERTAIN ENVIRONMENTAL RISKS MAY CAUSE US TO BE LIABLE FOR COSTS ASSOCIATED WITH HAZARDOUS OR TOXIC SUBSTANCES

    Under various federal, state and local laws, ordinances and regulations, we may be considered an owner or operator of real property or may have arranged for the disposal or treatment of hazardous or toxic substances. As such, we may become liable for the costs of removal or remediation of certain hazardous substances released on or in our property or disposed of by us. We could become liable for other potential costs, including governmental fines and injuries to persons and property, that could relate to hazardous or toxic substances. Such liability may be imposed whether or not we knew of, or were responsible for, the presence of such hazardous or toxic substances.

                                USE OF PROCEEDS

    The net proceeds from the sale of the securities will be used for general corporate purposes, which may include the repayment of existing indebtedness, the development or acquisition of additional properties as suitable opportunities arise and the renovation, expansion and improvement of our existing properties. Any proceeds from the sale of common stock, preferred stock or depositary shares must be invested in the Operating Partnership. The Operating Partnership will use such proceeds for the above-described purposes. The applicable prospectus supplement will contain further details on the use of net proceeds.

                          RATIOS OF EARNINGS TO FIXED
                            CHARGES AND EARNINGS TO
                           COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS

    The following table sets forth our ratio of earnings to fixed charges for the periods shown:

                     YEAR ENDED DECEMBER 31,
-----------------------------------------------------------------
        2001              2000       1999       1998       1997
---------------------   --------   --------   --------   --------
        2.6x              2.6x       2.5x       2.3x       2.4x

    The following table sets forth our ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown:

                     YEAR ENDED DECEMBER 31,
-----------------------------------------------------------------
        2001              2000       1999       1998       1997
---------------------   --------   --------   --------   --------
        2.3x              2.3x       2.2x       2.0x       2.3x

    For purposes of computing the ratios, earnings consist of income from continuing operations after depreciation and before minority interest and fixed charges, exclusive of interest capitalized and amortization of loan costs capitalized. Fixed charges consist of interest expense, including interest costs capitalized, the portion of rent expense representative of interest and total amortization of expensed and capitalized debt issuance costs. Preferred stock includes dividends paid thereon.

                         DESCRIPTION OF DEBT SECURITIES

    The debt securities will be issued under an Indenture among us and State Street Bank and Trust Company, as trustee. The Indenture is an exhibit to the Registration Statement and is incorporated herein by reference. You can inspect the Indenture at the corporate trust office of the Trustee at 2 Avenue de Lafayette, Boston, Massachusetts or as described under "Where You Can Find More Information."

    This section, along with the description in the applicable prospectus supplement, is a summary of the material provisions of the Indenture and is not complete. It does not restate the Indenture in its entirety. This section, along with the description in the applicable prospectus supplement, are qualified in their entirety by the provisions of the Indenture. We urge you to read the Indenture because it, and not these descriptions, defines your rights as a holder of the debt securities. Whenever defined terms are used, but not defined in this prospectus, the terms have the meanings given them in the Indenture.

GENERAL

    The debt securities will be direct, unsecured obligations of the Operating Partnership and will rank equally with all other unsecured and unsubordinated indebtedness of the Operating Partnership. At December 31, 2001, the total outstanding debt of the Operating Partnership was approximately $700 million including the Operating Partnership's share of the joint venture construction activities and guarantees of other affiliates' debt, all but $295 million of which was unsecured debt. The guarantees totaled approximately $48.4 million at December 31, 2001, Guarantees totaling approximately $11.8 million at
December 31, 2001 contain provisions which reduce the Operating Partnership's obligation as certain conditions including cash flow coverages are achieved. The Indenture permits:

    (a) the debt securities to be issued without limit as to aggregate principal amount;

    (b) the debt securities to be issued in one or more series and at various times;

    (c) a series to be reopened, without the consent of the holders of the debt securities of such series, for issuances of additional debt securities of the series.

    If any debt securities issued by the Operating Partnership are rated below investment grade at the time of issuance, such debt securities will be fully and unconditionally guaranteed by Chelsea as to payment of principal, premium, if any, and interest.

    There may be more than one trustee with respect to one or more series of debt securities. Any trustee under the Indenture may resign or be removed with respect to one or more series of debt securities. If a trustee is removed or resigns from a series, a successor trustee may be appointed to act with respect to the series. If two or more persons are acting as trustee with respect to different series of debt securities, each trustee will be a trustee of a trust separate and apart from the trust administered by any other trustee. Except as otherwise indicated, any action described in this prospectus to be taken by a trustee may be taken by each trustee with respect to the one or more series of debt securities for which it is trustee under the Indenture.

    Each prospectus supplement and any applicable pricing supplement will describe the terms of any debt securities we issue. The terms may include:

    (1) the title of the debt securities;

    (2) the aggregate principal amount of the debt securities and any limit on the aggregate principal amount;

    (3) the percentage of the principal amount at which the debt securities will be issued and, if other than the principal amount of the debt securities, the portion of the principal amount of the debt securities payable upon acceleration of their maturity;

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    (4) the date or dates on which the principal of the debt securities will be payable;

    (5) the rate or rates, which may be fixed or variable, at which the debt securities will bear interest, if any;

    (6) the date or dates from which any interest will accrue, the interest payment dates, the record dates for the interest payment dates, the person to whom the interest will be payable, and how interest will be calculated if other than that of a 360-day year of twelve 30-day months;

    (7) the place or places where payments may be made on the debt securities and the place or places where the debt securities may be presented for registration of transfer or exchange and where notices or demands to or upon the Operating Partnership in respect of the debt securities and the Indenture may be served;

    (8) if applicable, the period or periods within which, the price or prices at which and the terms and conditions upon which the debt securities may be redeemed at the option of the Operating Partnership;

    (9) the obligation, if any, of the Operating Partnership to redeem, repay or purchase the debt securities pursuant to any sinking fund or analogous provision or at the option of a holder of the debt securities, and the periods, prices, terms and conditions of such redemption or purchase;

    (10) if other than U.S. dollars, the currency or currencies of principal and any premium and interest payments on the debt securities;

    (11) any index, formula or other method used to determine the amount of principal, premium and interest payments on the debt securities and the manner in which such amounts shall be determined;

    (12) the events of default or covenants of the debt securities, to the extent different from or in addition to those described herein;

    (13) whether the debt securities will be issued in certificated and/or book-entry form;

    (14) whether the debt securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof if other than $5,000 and terms and conditions relating thereto;

    (15) with respect to any series of debt securities rated below investment grade at the time of issuance, the Guarantees;

    (16) if the Indenture's defeasance and covenant defeasance provisions are to be inapplicable or any modification of such provisions;

    (17) if the debt securities are to be issued upon the exercise of debt warrants, the time, manner and place for the debt securities to be authenticated and delivered;

    (18) whether and under what circumstances the Operating Partnership will pay additional amounts on the debt securities in respect of any tax, assessment or governmental charge and, if so, whether the Operating Partnership will have the option to redeem the debt securities instead of making such payment;

    (19) with respect to any debt securities that provide for optional redemption or prepayment upon the occurrence of certain events, such as a change of control of the Operating Partnership:

       (a) the possible effects of such provisions on the market price of our securities;

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       (b) the possible effects of such provisions in deterring certain mergers, tender offers or other takeover attempts;

       (c) the intention of the Operating Partnership to comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws in connection with such provisions;

       (d) whether the occurrence of the specified events may give rise to cross-defaults on other indebtedness that would effectively subordinate the payment on such debt securities; and

       (e) if there is any limit on the Operating Partnership's financial or legal ability to repurchase the debt securities upon the occurrence of a specified event and the impact under the Indenture of such a failure, including whether and under what circumstances such a failure may constitute an Event of Default;

    (20) if other than the Trustee, the identity of each security registrar and/or paying agent; and

    (21) any other terms of the debt securities.

    The Operating Partnership may issue debt securities that provide for less than their entire principal amount to be payable upon the declaration of acceleration of their maturities. If material or applicable, the applicable prospectus supplement will describe any special U.S. Federal income tax, accounting and other considerations applicable to these types of debt securities.

    We may enter into certain transactions, such as the sale of all or substantially all of our assets or the merger or consolidation of us, that would increase the amount of indebtedness or substantially reduce or eliminate the Operating Partnership's assets. These types of transactions might adversely affect the Operating Partnership's ability to service the debt securities.

    Although the indenture does not presently contain any provisions that would limit our ability to incur indebtedness, it is expected that upon the issuance of debt securities limitations on indebtedness will be contained in a supplement to the indenture which will be described in the applicable prospectus supplement. The indenture does not afford holders protection in the event of

    - a highly leveraged or similar transaction involving us

    - a change of control

    - a reorganization, restructuring, merger or similar transaction involving us that may adversely affect holders of debt securities.

    In addition, restrictions on ownership and transfers of our common stock and preferred stock, which are designed to preserve our status as a REIT, could prevent or hinder a change of control. You should review the applicable prospectus supplement for information about any deletions from, modifications of or additions to the events of default or the covenants that are described below.

    Except as otherwise described in the applicable prospectus supplement, Chelsea's Board of Directors or the Trustee can waive, with respect to a series of debt securities, compliance with certain covenants, only if the holders of a majority in principal amount of all outstanding debt securities of such series consent to the waiver. These covenants may also be modified to the extent that the defeasance and covenant defeasance provisions of the Indenture apply to such series of debt securities.

GUARANTEES

    Chelsea will fully, unconditionally and irrevocably guarantee the due and punctual payment of principal of, premium, if any, and interest on any debt securities rated below investment grade at the time of issuance by the Operating Partnership, and the due and punctual payment of any sinking fund payments thereon, when such payments become due and payable.

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DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

    Unless the applicable prospectus supplement states otherwise, the Operating Partnership can issue any registered debt securities, other than registered securities issued in global form, in denominations of $1,000 and any integral multiple of $1,000. The Operating Partnership can issue debt securities that are bearer securities, other than bearer securities issued in global form, in denominations of $5,000. Debt securities issued in global form may be of any denomination.

    Unless the applicable prospectus supplement states otherwise, the principal of and premium, if any, and interest on any series of debt securities will be payable at the corporate trust office of the Trustee, initially located at 2 Avenue de Lafayette, Boston, Massachusetts. At the Operating Partnership's option, payment of interest can be made by check mailed to the address of the person entitled to the interest. Payment can also be made by wire transfer of funds to such person at an account maintained within the United States.

    Any interest not punctually paid or duly provided for on any interest payment date with respect to a debt security will cease to be payable to the holder on the applicable record date. The interest may then either be paid to the person in whose name such debt security is registered at the close of business on a special record date for the payment of the defaulted interest fixed by the Trustee, or may be paid at any time in any other lawful manner, as more completely described in the Indenture.

    Debt securities of any series, subject to limits on debt securities issued in book-entry form, will be exchangeable for other debt securities of the same series and of equal aggregate principal and type in any authorized denominations. The holder of the debt securities can exchange the debt securities upon surrender of such debt securities at the corporate trust office of the Trustee.

    In addition, subject to certain limitations imposed upon debt securities issued in book-entry form, debt securities may be presented for registration of transfer at the corporate trust office of the Trustee. Every debt security presented for registration of transfer will be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any debt securities. The Trustee or the Operating Partnership may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with any registration of transfer or exchange. At any time we may change transfer agents or approve a change in the location through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for each series of debt securities. At any time, we may designate additional transfer agents for any series of debt securities.

    The Operating Partnership or the Trustee will not be required:

    (a) to issue, exchange or register the transfer of any debt security of any series to be redeemed for a period of 15 days after the selection of the debt securities to be redeemed; or

    (b) to exchange or register the transfer of any debt security that was selected, called or is being called for redemption, except for the unredeemed portion of any debt security being redeemed in part; or

    (c) to exchange any bearer security so selected for redemption except that such a bearer security may be exchanged for a registered debt security of that series and like tenor, PROVIDED that such registered debt security shall be simultaneously surrendered for redemption; or

    (d) to issue, exchange or register the transfer of any debt security which has been surrendered for repayment at the option of the holder, except the portion, if any, of such debt security not to be so repaid.

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MERGER, CONSOLIDATION OR SALE

    We may consolidate with, or sell, lease or convey all or substantially all of our assets to, or merge with or into, any other entity, provided that:

    (a) we shall be the continuing entity, or any other successor entity shall expressly assume payment of the principal of, premium, if any, and interest on all the debt securities and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture;

    (b) immediately after giving effect to such transaction, no Event of Default under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and

    (c) an officer's certificate and legal opinion covering such conditions shall be delivered to the Trustee.

CERTAIN COVENANTS

    LIMITATIONS ON INCURRENCE OF DEBT. The Operating Partnership will not, and will not permit any subsidiary, to:

    (a) incur any debt, other than intercompany debt that is subordinate in right of payment to the debt securities, if the incurrence of such additional debt would cause the aggregate principal amount of all outstanding debt of the Operating Partnership and its subsidiaries on a consolidated basis to be greater than 60% of the sum of (i) the Operating Partnership's total assets as of the end of the calendar quarter prior to the incurrence of such additional debt and (ii) the increase in total assets from the end of such quarter including, without limitation, any increase in total assets resulting from the incurrence of such additional debt.

    (b) incur any debt secured by any mortgage, lien, charge, pledge, encumbrance or security interest of any kind upon any of the property of the Operating Partnership or any subsidiary, whether owned at, or acquired after the date of the Indenture, if the incurrence of such secured debt would cause the aggregate principal amount of all outstanding secured debt of the Operating Partnership and its subsidiaries on a consolidated basis to exceed 40% of the Operating Partnership's adjusted total assets.

    (c) incur any debt if the ratio of consolidated income available for debt service to the annual service charge for the four consecutive fiscal quarters most recently ended prior to the date on which such additional debt is to be incurred shall have been less than 2.0 to 1, on a pro forma basis after giving effect to the incurrence of such debt and to the application of the proceeds from such debt, and calculated on the assumption that:

       (1) such debt and any other debt incurred by the Operating Partnership or its subsidiaries since the first day of the four-quarter period and the application of the proceeds from such debt, including to refinance other debt, had occurred at the beginning of the four-quarter period,

       (2) the repayment or retirement of any other debt by the Operating Partnership or its Subsidiaries since the first day of the four-quarter period had been incurred, repaid or retired at the beginning of the four-quarter period except that, in making such computation, the amount of debt under any revolving credit facility shall be computed based upon the average daily balance of such debt during such period,

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       (3) the income earned on any increase in adjusted total assets since the end of the four-quarter period had been earned, on an annualized basis, during the four-quarter period, and

       (4) in the case of any acquisition or disposition by the Operating Partnership or any subsidiary of any asset or group of assets since the first day of the four-quarter period, including, without limitation, by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of debt had occurred as of the first day of such period with the appropriate adjustments with respect to the acquisition or disposition being included in such pro forma calculation.

    Debt is "incurred" by the Operating Partnership and its subsidiaries on a consolidated basis whenever the Operating Partnership and its subsidiaries on a consolidated basis shall create, assume, guarantee or otherwise become liable for the debt.

    LIMITATIONS ON DISTRIBUTIONS. Other than distributions payable in the Operating Partnership's equity securities for the purpose of acquiring interests in real property or otherwise, the Operating Partnership will make any distribution only (a) if such distribution will not cause or continue a default under the Indenture or event of default under any mortgage, indenture or instrument under which there may be issued, or by which there may be secured or evidenced, any of our debt and (b) the aggregate sum of all distributions made after the date of the Indenture shall not exceed the sum of (x) 95% of the aggregate cumulative funds from operations of the Operating Partnership accrued on a cumulative basis from the date of the Indenture until the end of the last fiscal quarter prior to the contemplated payment, and (y) the aggregate net cash proceeds received by the Operating Partnership after the date of the Indenture from the issuance and sale of our capital stock. If the aggregate principal amount of all of our outstanding debt on a consolidated basis is less than 60% of adjusted total assets, then the foregoing limitation will not apply to any distribution or other action which is necessary to maintain our REIT status.

    Notwithstanding the foregoing, the Operating Partnership can pay any distribution within 30 days of the declaration of the distribution if, at the date of declaration, the distribution would have complied with the provisions listed above.

    EXISTENCE. Except as expressly permitted, we must preserve and keep in full force and effect our existence, rights and franchises; PROVIDED, HOWEVER, that we are not required to preserve any right or franchise if we determine that such preservation is no longer desirable in the conduct of our businesses and that its loss is not materially disadvantageous to the holders of the debt securities.

    MAINTENANCE OF PROPERTIES. The Operating Partnership must maintain and keep in good condition, repair and working order its material properties used or useful in the conduct of its or any subsidiary's business. The Operating Partnership will keep its material properties supplied with all necessary equipment. The Operating Partnership will make all necessary repairs, renewals, replacements, betterments and improvements to its material properties that, in the Operating Partnership's judgment, are necessary for the business carried on in connection with the material properties to be properly and advantageously conducted at all times. The Operating Partnership and its subsidiaries will not be prevented from selling or otherwise disposing for value their respective properties in the ordinary course of business.

    INSURANCE. The Operating Partnership must, and must cause each of its subsidiaries to, keep all of its insurable properties insured against loss or damage equal to their then full insurable value with financially sound and reputable insurance companies.

    PAYMENT OF TAXES AND OTHER CLAIMS. Before they become delinquent, we must pay or discharge:

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    (a) all taxes, assessments and governmental charges levied or imposed on us or any subsidiary or upon our income, profits or property or that of any subsidiary, and

    (b) all lawful claims for labor, materials and supplies that, if unpaid, might by law become a lien upon our property.

    We are not required to pay or discharge any tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

    PROVISION OF FINANCIAL INFORMATION. The Operating Partnership will provide the holders of debt securities with copies of its annual reports and quarterly reports. Whether or not the Operating Partnership is subject to Section 13 or 15(d) of the Exchange Act and for so long as any debt securities are outstanding, the Operating Partnership will, to the extent permitted under the Exchange Act, be required to file with the SEC the annual reports, quarterly reports and other documents which the Operating Partnership would have been required to file with the SEC pursuant to such Section 13 or 15(d) if the Operating Partnership were so subject. The Operating Partnership will
(a) transmit by mail to all holders of debt securities without cost to such holders, copies of the annual reports and quarterly reports which the Operating Partnership would have been required to file with the SEC pursuant to
Section 13 or 15(d) of the Exchange Act if the Operating Partnership were subject to such Sections and (b) file with the Trustee copies of the annual reports, quarterly reports and other documents which the Operating Partnership would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if the Operating Partnership were subject to such Sections. If the Operating Partnership cannot file such documents with the SEC under the Exchange Act, the Operating Partnership will, upon written request and payment of duplication and delivery costs, supply copies of such documents to any prospective holder of debt securities.

    ADDITIONAL COVENANTS. Any additional or different covenants with respect to any series of debt securities will be set forth in the prospectus supplement relating thereto.

EVENTS OF DEFAULT, NOTICE AND WAIVER

    The following events are "Events of Default" with respect to any series of debt securities issued under the Indenture:

    (a) failure to pay interest on any debt securities of a series within 30 days after the interest becomes due;

    (b) failure to pay the principal or premium when due on any debt securities of a series;

    (c) failure to make any sinking fund payment as required for any debt security of a series;

    (d) default in the performance of any other of our covenants contained in the Indenture applicable to the series of debt securities in question, if such default has continued for 60 days after written notice as provided in the Indenture;

    (e) failure to pay an aggregate principal amount exceeding $5,000,000 of any evidence of recourse indebtedness or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured, if:

        (x) the default occurred after the expiration of any applicable grace period; and

        (y) the default resulted in the acceleration of the maturity of such indebtedness; and

        (z) such indebtedness is not discharged or such acceleration is not rescinded or annulled.

    (f) certain events involving any bankruptcy, insolvency or reorganization of us or any significant subsidiary as defined in Regulation S-X of the Securities Act; and

                                       17
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    (g) any other Event of Default provided with respect to a particular series of debt securities.

    If an Event of Default occurs and is continuing, then the Trustee or the holders of 25% in principal amount of the outstanding debt securities of that series may declare the principal amount or, if the debt securities of that series are Original Issue Discount Securities or Indexed Securities, a specified portion of the principal amount of all of the debt securities of that series to be due and payable immediately. The holders of a majority in principal amount of the debt securities then outstanding or of such series affected may revoke and cancel such declaration and its consequences if:

    (a) we have deposited with the Trustee all required payments of the principal of, premium if any, and interest on the debt securities then outstanding or of such series affected, plus certain fees, expenses, disbursements and advances of the Trustee; and

    (b) all Events of Default, other than the non-payment of accelerated principal of, or specified portion thereof, or premium or interest on the debt securities of such series or of all outstanding debt securities have been cured or waived as provided in the Indenture.

    Holders of a majority in principal amount of the outstanding debt securities of any series or of all debt securities then outstanding under the Indenture may waive any past default with respect to such series and its consequences, except a default:

    (a) in the payment of the principal of, premium, or interest on any debt security of such series; or

    (b) in respect of a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of the holder of each outstanding debt security affected thereby.

    Unless the default has been cured or waived, the Trustee will notify the holders of debt securities within 90 days of such default under the Indenture; PROVIDED, HOWEVER, that the Trustee may withhold notice to the holders of any series of debt securities of any default with respect to such series if specified responsible officers of the Trustee consider such withholding to be in the interest of such holders. The Trustee may not withhold notice of a default in the payment of the principal, premium, or interest on any debt security or of a default in the payment of any sinking fund installment relative to any debt security.

    If the Trustee fails to act for 60 days after it has received both a written request to institute proceedings in respect of an Event of Default from the holders of 25% in principal amount of the outstanding debt securities of the affected series and an offer of reasonable indemnity, the holders of debt securities of any series then can institute any proceedings with respect to the Indenture or for any remedy under the Indenture. This provision will not prevent any holder of debt securities from instituting suit for the enforcement of payment of the principal of, premium, if any, and interest on such debt securities when due.

    If holders of any series of debt securities then outstanding have offered to the Trustee reasonable security or indemnity, the Trustee must exercise any of its rights or powers under the Indenture at the request or direction of such holders. The holders of a majority in principal amount of the outstanding debt securities of any series, or the holders of all debt securities then outstanding under the Indenture, as the case may be, shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee. The Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, or which may be unduly prejudicial to the holders of debt securities of such series not joining in the proceeding.

    Within 120 days after the close of each fiscal year, we must deliver to the Trustee a certificate, signed by an officer, stating whether or not such officer has knowledge of any default under the Indenture and, if so, specifying each such default and the nature and status thereof.

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MODIFICATION OF THE INDENTURE

    The Indenture may be modified and amended with the consent of the holders of a majority in principal amount of all outstanding debt securities or series of outstanding debt securities which are affected by such modification or amendment. Only with the consent of each holder of any debt security affected, may an amendment or modification to the Indenture:

    (a) change the stated maturity of the principal of, premium, if any, or any installment of interest on, the debt security;

    (b) reduce the principal amount of, or the rate or amount of interest on, or any premium payable upon redemption of, the debt security;

    (c) reduce the amount of principal of an original issue discount security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of such debt security;

    (d) change the place of payment, or currency for payment of principal of, premium, if any, or interest on the debt security;

    (e) impair the right to institute suit for the enforcement of any payment on or with respect to the debt security;

    (f) reduce the percentage of outstanding debt securities of any series necessary to modify or amend the Indenture, to waive compliance with certain provisions of the Indenture or certain defaults and consequences under the Indenture or to reduce the quorum or voting requirements set forth in the Indenture;

    (g) modify or affect in any manner adverse to the holders the terms and conditions of our obligations in respect of the payment of principal, premium, if any, and interest on any Guaranteed Securities;

    (h) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of the debt security.

    Holders of a majority in principal amount of a series of outstanding debt securities may waive our compliance with certain covenants relating to any series of debt securities in the Indenture.

    We and the Trustee may modify or amend the Indenture without the consent of any holder of debt securities for any of the following purposes:

    (a) to evidence the succession of another person to the Operating Partnership as obligor;

    (b) to evidence our successor as the guarantor under the Indenture;

    (c) to add to the covenants for the benefit of the holders of all or any series of debt securities;

    (d) to surrender any right or power conferred upon us in the Indenture;

    (e) to add Events of Default for the benefit of the holders of all or any series of debt securities;

    (f) to add or change any provisions of the Indenture to facilitate the issuance of, or to liberalize certain terms of, debt securities in bearer form, or to permit or facilitate the issuance of debt securities in uncertificated form, PROVIDED that such action shall not materially and adversely affect the interests of the holders of the debt securities of any series;

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    (g) to amend or supplement any provisions of the Indenture, PROVIDED that no such amendment or supplement shall materially adversely affect the interests of the holders of any debt securities then outstanding;

    (h) to secure the debt securities;

    (i) to establish the form or terms of debt securities of any series;

    (j) to provide for a successor Trustee's acceptance of appointment or facilitate the administration of the trusts under the Indenture by more than one trustee;

    (k) to cure any ambiguity, defect or inconsistency in the Indenture, PROVIDED that such action shall not materially and adversely affect the interests of holders of debt securities of any series;

    (l) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such debt securities, PROVIDED that such action shall not materially adversely affect the interests of the holders of the debt securities of any series.

    With respect to guaranteed securities, we or our subsidiaries may, without the consent of any holder of debt securities, directly assume the payment of the principal of and/or any premium and interest on all the guaranteed securities. We or our subsidiaries may assume the performance of every covenant of the Indenture required to be performed or observed by the Operating Partnership. Upon assumption, we or our subsidiaries will succeed to, and be substituted for and may exercise every right and power of, the Operating Partnership under the Indenture. The Operating Partnership shall be released from all obligations and covenants with respect to the Guaranteed Securities. We can enter into such assumption only if we have delivered to the Trustee (a) an officers' certificate and an opinion of counsel, stating, among other things, that the Guarantee and all other of our covenants in the Indenture remain in full force and effect and
(b) an opinion of independent counsel that the holders of guaranteed securities shall have no United States Federal tax consequences as a result of such assumption, and that, if listed on the New York Stock Exchange, that such listed debt securities shall not be delisted as a result of such assumption.

HOW A MAJORITY IS DETERMINED

    To determine whether the holders of the requisite principal amount of outstanding debt securities of a series have given any request, demand, authorization, direction, notice, consent or waiver under the Indenture or whether a quorum is present at a meeting of holders of debt securities,

    (a) the principal amount of an original issue discount security that shall be deemed to be outstanding shall be the amount of the principal that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity of the original issue discount security,

    (b) the principal amount of a debt security denominated in a foreign currency that shall be deemed outstanding shall be the U.S. dollar equivalent, determined on the issue date for such debt security, of the principal amount or, in the case of an original issue discount security, the U.S. dollar equivalent on the issue date of such debt security of the amount determined as provided in (a) above,

    (c) the principal amount of an indexed security that shall be deemed outstanding shall be the principal face amount of such Indexed Security at original issuance, unless the Indenture otherwise provides; and

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    (d) debt securities owned by the Operating Partnership or any other obligor upon the debt securities or any affiliate of the Operating Partnership or of such other obligor shall be disregarded.

MEETINGS OF THE HOLDERS OF DEBT SECURITIES

    The Trustee can call a meeting of the holders of debt securities of any series at any time. Upon request and notice, we, in respect of a series of guaranteed securities, or the holders of 10% in principal amount of the outstanding debt securities of such series can call a meeting. Except for any consent that must be given by the holder of each debt security affected by certain modifications and amendments of the Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present will be permitted to be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding debt securities of that series; PROVIDED, HOWEVER, that, except as referred to above, any resolution that may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of the outstanding debt securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage. Any resolution passed or decision taken at any meeting of holders of debt securities of any series duly held in accordance with the Indenture will be binding on all holders of debt securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding debt securities of a series; PROVIDED, HOWEVER, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the holders of a specified percentage in principal amount of the outstanding debt securities of a series, the persons holding or representing such specified percentage will constitute a quorum.

    Notwithstanding the foregoing provisions, if the Indenture expressly provides that any action to be taken at a meeting of holders of debt securities of any series may be taken by the holders of a specified percentage which is less than a majority in principal amount of the outstanding debt securities of a series, then such action may be taken at a meeting at which a quorum is present by the affirmative vote of holders of such specified percentage in principal amount of the outstanding debt securities of such series.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

    The Operating Partnership may discharge certain obligations to holders of any series of debt securities that have not already been delivered to the Trustee for cancellation and that either have become due and payable or will become due and payable within one year, or will be scheduled for redemption within one year, by irrevocably depositing with the Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such debt securities are payable in an amount sufficient to pay the entire indebtedness on such debt securities in respect of principal, premium, if any, and interest to the date of such deposit, if such debt securities have become due and payable, or to the stated maturity or redemption date, as the case may be.

    Unless the Indenture's defeasance provisions are made inapplicable to the debt securities of or within any series, the Operating Partnership may elect either (a) to defease and discharge itself and Chelsea, if such debt securities are guaranteed securities, from any and all obligations with respect to such debt securities or (b) to release itself and Chelsea, if such debt securities are guaranteed securities, from obligations with respect to such debt securities under the Indenture and, if provided under certain sections of the Indenture, our obligations with respect to any other covenant. Any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to such debt securities, a covenant defeasance, in either case upon the irrevocable deposit by the Operating Partnership or Chelsea, if the debt securities are guaranteed securities, with the Trustee,

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in trust, of funds, which may include government obligations which through the scheduled payment of principal and interest, will provide money in an amount sufficient to pay the principal of, and premium, if any, and interest on such debt securities, and any mandatory sinking fund or analogous payments, when due. Chelsea, if such debt securities are guaranteed securities, and the Operating Partnership will be required to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on the debt securities. We will retain the obligations to register the transfer or exchange of such debt securities, to replace temporary or mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency in respect of such debt securities and to hold moneys for payment in trust.

    The Operating Partnership can establish such a trust if, among other things, we have delivered to the Trustee an opinion of counsel stating that:

    (a) the holders of such debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance, and

    (b) will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred.

    The opinion of counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the Indenture.

    Unless the prospectus supplement otherwise provides, if, after the Operating Partnership has effected defeasance or covenant defeasance with respect to debt securities of any series, (a) the holder of a debt security of such series is entitled to and elects to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such debt security, or (b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such debt security will be fully discharged and satisfied through the payment of the principal of and premium, if any, and interest on such debt security as they become due out of the proceeds yielded by converting the amount deposited in respect of such debt security into the currency, currency unit or composite currency in which such debt security becomes payable as a result of such election or such Conversion Event. The conversion will be based on the applicable market exchange rate.

    "Conversion Event" means the cessation of use of (a) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (b) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Community or
(c) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable prospectus supplement, all payments of principal of, premium, if any, and interest on any debt security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in U.S. dollars.

    In the event the Operating Partnership effects covenant defeasance with respect to any debt securities and such debt securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under "Event of Default, Notice and Waiver" with respect to sections no longer applicable to such debt securities or described in clause (g) under "Events of Default, Notice and Waiver" with respect to any other covenant as to which there has been covenant defeasance, and the funds we deposited with the Trustee are insufficient to pay the amount declared due, Chelsea, if such debt securities are guaranteed securities, and the

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Operating Partnership will remain liable to make payment of such amounts due at the time of acceleration.

    The applicable prospectus supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the debt securities of or within a particular series.

NO CONVERSION RIGHTS

    The debt securities will not be convertible into or exchangeable for any of our capital stock or equity interest in the Operating Partnership.

GLOBAL SECURITIES

    The Operating Partnership may issue the debt securities of a series in whole or in part in the form of one or more global securities. The global securities will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement relating to such series. Global securities may be issued in either registered or bearer form and in either temporary or permanent form. The applicable prospectus supplement will describe the specific terms of the depositary arrangement with respect to a series of debt securities.

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                         DESCRIPTION OF PREFERRED STOCK

GENERAL

    Chelsea is authorized to issue 5,000,000 shares of preferred stock, $.01 par value per share. At December 31, 2001, 1,000,000 shares of 8 3/8% Series A Cumulative Redeemable Preferred Stock were issued and outstanding.

    The statements below describing the preferred stock are in all respects subject to and qualified by reference to the applicable provisions of our Articles of Incorporation and Bylaws and any applicable articles supplementary to the Articles of Incorporation designating terms of a series of preferred stock.

    The issuance of preferred stock could adversely affect the voting power, dividend rights and other rights of holders of common stock. Issuance of preferred stock could impede, delay, prevent or facilitate a merger, tender offer or change in our control. Although the Board of Directors is required to make a determination as to the best interests of our stockholders when issuing preferred stock, the Board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in our best interests or in which stockholders might receive a premium for their shares over the then prevailing market price. Management believes that the availability of preferred stock will provide us with increased flexibility in structuring possible future financing and acquisitions and in meeting other needs that might arise.

TERMS

    Subject to the limitations prescribed by the Articles of Incorporation, the Board of Directors can fix the number of shares constituting each series of preferred stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board of Directors. When issued, the preferred stock will be fully paid and nonassessable by us. The preferred stock will have no preemptive rights.

    Reference is made to the prospectus supplement relating to the preferred stock offered thereby for specific terms, including:

    (1) the title and stated value of the preferred stock;

    (2) the number of shares of the preferred stock offered, the liquidation preference per share and the offering price of the preferred stock;

    (3) the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to the preferred stock;

    (4) the date from which dividends on the preferred stock shall accumulate, if applicable;

    (5) the procedures for any auction and remarketing, if any, for the preferred stock;

    (6) the provision for a sinking fund, if any, for the preferred stock;

    (7) the provision for redemption, if applicable, of the preferred stock;

    (8) any listing of the preferred stock on any securities exchange;

    (9) the terms and conditions, if applicable, upon which the preferred stock will be convertible into our common stock, including the conversion price, or the manner of calculation thereof;

    (10) whether interests in the preferred stock will be represented by depositary shares;

    (11) any other specific terms, preferences, rights, limitations or restrictions of the preferred stock;

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    (12) a discussion of federal income tax considerations applicable to the preferred stock;

    (13) the relative ranking and preferences of the preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs;

    (14) any limitations on issuance of any series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs; and

    (15) any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve our status as a REIT.

RANK

    Unless otherwise specified in the prospectus supplement, the preferred stock will, with respect to dividend rights and rights upon liquidation, dissolution or our winding up, rank:

    (a) senior to all classes or series of our common stock;

    (b) senior to all equity securities ranking junior to the preferred stock;

    (c) equal with all equity securities issued by us, if the terms of such securities specifically provide for equal treatment;

    (d) junior to all equity securities the terms of which specifically provide that the equity securities rank senior to the preferred stock.

    The term "equity securities" excludes convertible debt securities.

DIVIDENDS

    Holders of the preferred stock of each series will be entitled to receive, when and if declared by our Board of Directors, out of assets legally available for payment, cash dividends at rates and on dates set forth in the applicable prospectus supplement. Each such dividend will be payable to holders of record as they appear on our share transfer books on the applicable record dates. Our Board of Directors will fix the record dates for dividend payments.

    As provided in the applicable prospectus supplement, dividends on any series of the preferred stock may be cumulative or non-cumulative. Cumulative dividends will be cumulative from and after the date set forth in the applicable prospectus supplement. If our Board of Directors fails to declare a dividend payable on a dividend payment date on any series of the preferred stock for which dividends are non-cumulative, then the holders of such series of the preferred stock will have no right to receive a dividend for the dividend period ending on such dividend payment date. We will have no obligation to pay the dividend accrued for such dividend period, whether or not dividends on such series are declared payable on any future dividend payment date.

    If preferred stock of any series is outstanding, our Board of Directors will not declare, pay or set apart for payment dividends on any of our capital stock of any other series ranking, as to dividends, equally with or junior to the preferred stock outstanding for any period unless:

    (a) for preferred stock with cumulative dividends, we have declared and paid, or declared and set apart a sum sufficient to pay, full cumulative dividends on the preferred stock through the then current dividend period; and

    (b) for preferred stock lacking a cumulative dividend, we have declared and paid or declared and set aside a sum sufficient to pay full dividends for the then current dividend period;

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    When dividends are not paid in full, or when a sum sufficient for such full payment is not set apart, upon preferred stock of any series and the shares of any other series of preferred stock ranking equally as to dividends with the preferred stock of such series, all dividends declared upon preferred stock of such series and any other series of preferred stock ranking equally as to dividends with such preferred stock shall be declared pro rata so that the amount of dividends declared per share of preferred stock of such series and such other series of preferred stock shall in all cases bear to each other the same ratio that accrued dividends per share on the preferred stock of such series, which shall not include any accumulation of unpaid dividends for prior dividend periods if such preferred stock lacks a cumulative dividend, and such other series of preferred stock bear to each other. No interest, or sum of money instead of interest, shall be payable for any dividend payment or payments on preferred stock of such series which may be in arrears.

    Except as provided in the immediately preceding paragraph, unless we have paid dividends through the then current dividend period, including dividend payments in arrears if dividends are cumulative, for such series of preferred stock or unless our Board of Directors has declared such dividends and has set aside a sum sufficient for such payment, our Board of Directors shall not declare dividends, other than in shares of common stock or other capital shares ranking junior to the preferred stock of such series as to dividends and upon liquidation, or pay or set aside for payment or declare or make any other distribution upon the common stock, or any other of our capital shares ranking junior to or equally with the preferred stock of such series as to dividends or upon liquidation. Additionally, we shall not redeem, purchase or otherwise acquire for any consideration, or any moneys to be paid or made available for a sinking fund for the redemption of any such shares, any shares of common stock, or any other of our capital shares ranking junior to or equally with the preferred stock of such series as to dividends or upon liquidation. Notwithstanding the foregoing, we may convert such shares into or exchange such shares for other of our capital shares ranking junior to the preferred stock of such series as to dividends and upon liquidation.

REDEMPTION

    If the applicable prospectus supplement so provides, the preferred stock will be subject to mandatory redemption or redemption at our option, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such prospectus supplement.

    The prospectus supplement applicable to a series of preferred stock that is subject to mandatory redemption will specify:

    (a) the number of shares of such preferred stock that shall be redeemed by us in each year,

    (b) the year such redemption will commence,

    (c) the redemption price per share, together with an amount equal to all accrued and unpaid dividends thereon to the date of redemption,

    (d) whether the redemption price is payable in cash or property.

    If the redemption price for preferred stock of any series is payable only from the net proceeds of the issuance of our capital shares, the terms of such preferred stock may provide that, if we have not issued capital shares or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such preferred stock shall automatically be converted into our capital shares pursuant to conversion provisions specified in the applicable prospectus supplement.

    We can not redeem, purchase or otherwise acquire shares of a series of preferred stock unless:

    (a) for preferred stock with cumulative dividends, we have declared and paid, or declared and set apart a sum sufficient to pay, full cumulative dividends on the preferred stock through the then current dividend period; and

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    (b) for preferred stock lacking a cumulative dividend, we have declared and paid or declared and set aside a sum sufficient to pay full dividends for the then current dividend period;

    The foregoing shall not prevent the purchase or acquisition of preferred stock of such series to preserve our REIT status or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding preferred stock of such series.

    If fewer than all of the outstanding shares of preferred stock of any series are to be redeemed, we will determine the number of shares to be redeemed. We may redeem the shares on a pro rata basis from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holder with adjustments to avoid redemption of fractional shares, or by lot.

    We will mail notice of redemption 30 to 60 days prior to the redemption date to each holder of record of preferred stock of any series to be redeemed at the address shown on our share transfer books. Each notice shall state:

    (a) the redemption date;

    (b) the number of shares and series of the preferred stock to be redeemed;

    (c) the redemption price;

    (d) the place or places where certificates for such preferred stock are to be surrendered for payment of the redemption price;

    (e) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and

    (f) the date upon which the holder's conversion rights, if any, as to such shares shall terminate.

    If we are to redeem fewer than all the shares of preferred stock of any series, the notice we mail to each holder of preferred stock shall specify the number of shares of preferred stock to be redeemed from each holder. If we have given notice of redemption of any preferred stock and if we have set aside, in trust for the benefit of the holders of any preferred stock called for redemption, the funds necessary for such redemption, then from and after the redemption date dividends will cease to accrue on the preferred stock to be redeemed. Additionally all rights of the holders of the redeemable shares will terminate, except the right to receive the redemption price.

LIQUIDATION PREFERENCE

    Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, then the holders of each series of preferred stock shall be entitled to receive out of our assets legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share, plus an amount equal to all dividends accrued and unpaid on such series of preferred stock. Such preferred shareholders will receive these distributions before any distribution or payment shall be made to the holders of any common stock or any other class or series of our capital shares ranking junior to the preferred stock in the distribution of assets upon our liquidation, dissolution or winding up. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred stock will have no right or claim to any of our remaining assets. If our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding preferred stock and the corresponding amounts payable on all shares of other classes or series of our capital shares ranking equally with the preferred stock in the distribution of assets, then the holders of the preferred stock and all other such classes or series of capital shares shall share on a pro rata basis in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be entitled.

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    If liquidating distributions have been made in full to all holders of preferred stock, our remaining assets will be distributed among the holders of any other classes or series of capital shares ranking junior to the preferred stock upon liquidation, dissolution or winding up, according to their rights and preferences and in each case according to their number of shares. For such purposes, our consolidation or merger with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of our property or business, shall not be deemed to constitute our liquidation, dissolution or winding up.

VOTING RIGHTS

    Holders of the preferred stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable prospectus supplement.

    Whenever dividends on any shares of preferred stock are in arrears for six or more consecutive quarterly periods, the holders of such shares of preferred stock, voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable, will be entitled to vote for the election of two additional directors at a special meeting called by the holders of record of ten percent (10%) of any series of preferred stock so in arrears or at the next annual meeting of stockholders, and at each subsequent annual meeting until (a) if such series of preferred stock has a cumulative dividend, we have paid or our Board of Directors has declared and set aside a sum sufficient for payment of all dividends accumulated on such shares of preferred stock for the past dividend periods and the then current dividend period or (b) if such series of preferred stock lacks a cumulative dividend, we have fully paid or our Board of Directors has declared and set aside a sum sufficient for payment of four consecutive quarterly dividends. In such case, two directors will be added to our Board of Directors.

    Unless provided otherwise for any series of preferred stock, so long as any shares of preferred stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of each series of preferred stock outstanding at the time, given in person or by proxy, either in writing or at a meeting with such series voting separately as a class, (a) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to such preferred stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any of our authorized capital stock into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or
(b) amend, alter or repeal the provisions of our Articles of Incorporation or the designating amendment for such series of preferred stock, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of such series of preferred stock or the holders thereof. With respect to the occurrence of any of the events set forth in (b) above so long as the preferred stock remains outstanding with the terms thereof materially unchanged, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of preferred stock. Additionally, any increase in the amount of the authorized preferred stock or the creation or issuance of any other series of preferred stock, or any increase in the amount of authorized shares of such series or any other series of preferred stock, in each case ranking on a parity with or junior to the preferred stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

    The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of preferred stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

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CONVERSION RIGHTS

    The applicable prospectus supplement will set forth the terms and conditions, if any, upon which any series of preferred stock is convertible into shares of common stock. Such terms will include the number of shares of common stock into which the shares of preferred stock are convertible, the conversion price, or manner of calculation thereof, the conversion period, provisions as to whether conversion will be at the option of the holders of the preferred stock or us, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of preferred stock.

SHAREHOLDER LIABILITY

    Maryland law provides that no shareholder, including holders of preferred stock, shall be personally liable for our acts and obligations and that our funds and property shall be the only recourse for such acts or obligations.

RESTRICTIONS ON OWNERSHIP

    To qualify as a REIT under the Internal Revenue Code, not more than 50% in value of our outstanding capital shares may be owned, directly or indirectly, by five or fewer individuals as defined in the Code to include certain entities, during the last half of a taxable year. Therefore, the designating amendment for each series of preferred stock may contain provisions restricting the ownership and transfer of the preferred stock. The applicable prospectus supplement will specify any additional ownership limitation relating to a series of preferred stock.

REGISTRAR AND TRANSFER AGENT

    The applicable prospectus supplement will set forth the Registrar and Transfer Agent for the preferred stock.

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                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

    We may issue receipts for depositary shares, each of which will represent a fractional interest of a share of a particular series of preferred stock, as specified in the applicable prospectus supplement. Shares of preferred stock of each series represented by the depositary shares will be deposited under a separate deposit agreement between us, the depositary named therein and the holders of the depositary receipts. Subject to the terms of the deposit agreement, each depositary receipt owner will be entitled, in proportion to the fractional interest of a share of a particular series of preferred stock represented by the depositary shares evidenced by such depositary receipt, to all the rights and preferences of the preferred stock represented thereby.

    Depositary receipts issued pursuant to the applicable deposit agreement will evidence the depositary shares. Immediately following our issuance and delivery of the preferred stock to the depositary, we will cause the depositary to issue, on our behalf, the depositary receipts. Upon request, we will provide you with copies of the applicable form of deposit agreement and depositary receipt.

DIVIDENDS AND OTHER DISTRIBUTIONS

    The depositary will distribute all cash dividends or other cash distributions received in respect of the preferred stock to the record holders of depositary receipts evidencing the related depositary shares in proportion to the number of depositary receipts owned by the holders.

    If there is a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary receipts entitled thereto. If the depositary determines that it is not feasible to make such distribution, the depositary may, with our approval, sell the property and distribute the net proceeds from such sale to the holders.

WITHDRAWAL OF STOCK

    Upon surrender of the depositary receipts at the corporate trust office of the depositary, unless the related depositary shares have previously been called for redemption, the holders thereof will be entitled to delivery, to or upon such holders' order, of the number of whole or fractional shares of the preferred stock and any money or other property represented by the depositary shares evidenced by the depositary receipts. Holders of depositary receipts will be entitled to receive whole or fractional shares of the related preferred stock on the basis of the proportion of preferred stock represented by each depositary share as specified in the applicable prospectus supplement. Thereafter, holders of such shares of preferred stock will not be entitled to receive depositary shares for the preferred stock. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of shares of preferred stock to be withdrawn, the depositary will deliver to the holder a new depositary receipt evidencing the excess number of depositary shares.

REDEMPTION OF DEPOSITARY SHARES

    Provided we shall have paid in full to the depositary the redemption price of the preferred stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the redemption date, whenever we redeem shares of preferred stock held by the depositary, the depositary will redeem as of the same redemption date the number of depositary shares representing shares of the preferred stock so redeemed. The redemption price per depositary share will be equal to the redemption price and any other amounts per share payable with respect to the preferred stock. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected as nearly

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as may be practicable without creating fractional depositary shares, pro rata, or by any other equitable method we determine.

    From and after the date fixed for redemption, all dividends in respect of the shares of preferred stock so called for redemption will cease to accrue, the depositary shares called for redemption will no longer be deemed to be outstanding and all rights of the holders of the depositary receipts evidencing the depositary shares so called for redemption will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such depositary receipts were entitled to receive upon such redemption upon surrender to the depositary of the depositary receipts representing the depositary shares.

VOTING OF THE PREFERRED STOCK

    Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the information contained in such notice of meeting to the record holders of the depositary receipts evidencing the depositary shares that represent such preferred stock. Each record holder of depositary receipts evidencing depositary shares on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of preferred stock represented by such holder's depositary shares. The depositary will vote the amount of preferred stock represented by such depositary shares in accordance with such instructions, and we will agree to take all reasonable action that may be deemed necessary by the depositary in order to enable the depositary to do so. If the depositary does not receive specific instructions from the holders of depositary receipts evidencing such depositary shares, it will abstain from voting the amount of preferred stock represented by such depositary shares. The depositary shall not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as any such action or non-action is in good faith and does not result from the depositary's negligence or willful misconduct.

LIQUIDATION PREFERENCE

    Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of each depositary receipt will be entitled to the fraction of the liquidation preference accorded each share of preferred stock represented by the depositary share evidenced by such depositary receipt, as set forth in the applicable prospectus supplement.

CONVERSION OF PREFERRED STOCK

    Except in connection with certain conversions in connection with the preservation of our REIT status, the depositary shares are not convertible into our common stock or any other of our securities or property. Nevertheless, if the applicable prospectus supplement so specifies, the holders of the depositary receipts may surrender their depositary receipts to the depositary with written instructions to the depositary to instruct us to cause conversion of the preferred stock represented by the depositary shares evidenced by such depositary receipts into whole shares of common stock, other shares of our preferred stock or other shares of our capital stock, and we have agreed that upon receipt of such instructions and any amounts payable in respect thereof, we will cause the conversion of the depositary shares utilizing the same procedures as those provided for delivery of preferred stock to effect such conversion. If the depositary shares evidenced by a depositary receipt are to be converted in part only, the depositary will issue a new depositary receipt for any depositary shares not to be converted. No fractional shares of common stock will be issued upon conversion, and if such conversion will result in a fractional share being issued, we will pay an amount in cash equal to the value of the fractional interest based upon the closing price of the common stock on the last business day prior to the conversion.

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AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

    By agreement, we and the depositary at any time can amend the form of depositary receipt and any provision of the deposit agreement. However, any amendment that materially and adversely alters the rights of the holders of depositary receipts or that would be materially and adversely inconsistent with the rights granted to holders of the related preferred stock will be effective only if the existing holders of at least two-thirds of the depositary shares have approved the amendment. No amendment shall impair the right, subject to certain exceptions in the deposit agreement, of any holder of depositary receipts to surrender any depositary receipt with instructions to deliver to the holder the related preferred stock and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding depositary receipt at the time an amendment becomes effective shall be deemed, by continuing to hold the depositary receipt, to consent and agree to the amendment and to be bound by the deposit agreement as amended thereby.

    Upon 30 days' prior written notice to the depositary, we may terminate the deposit agreement if (a) such termination is necessary to preserve our status as a REIT or (b) a majority of each series of preferred stock affected by such termination consents to such termination. Upon the termination of the deposit agreement, the depositary shall deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by such holder, such number of whole or fractional shares of preferred stock as are represented by the depositary shares evidenced by the depositary receipts together with any other property held by the depositary with respect to the depositary receipt. If the deposit agreement is terminated to preserve our status as a REIT, then we will use our best efforts to list the preferred stock issued upon surrender of the related depositary shares on a national securities exchange.

    The deposit agreement will automatically terminate if (a) all outstanding depositary shares shall have been redeemed, (b) there shall have been a final distribution in respect of the related preferred stock in connection with our liquidation, dissolution or winding up and such distribution shall have been distributed to the holders of depositary receipts evidencing the depositary shares representing such preferred stock or (c) each share of the related preferred stock shall have been converted into our capital stock not so represented by depositary shares.

CHARGES OF DEPOSITARY

    We will pay all transfer and other taxes and governmental charges arising solely from the existence of the deposit agreement. In addition, we will pay the fees and expenses of the depositary in connection with the performance of its duties under the deposit agreement. However, holders of depositary receipts will pay certain other transfer and other taxes and governmental charges. The holders will also pay the fees and expenses of the depositary for any duties, outside of those expressly provided for in the deposit agreement, the holders request to be performed.

RESIGNATION AND REMOVAL OF DEPOSITARY

    The depositary may resign at any time by delivering to us notice of its election to do so. We may at any time remove the depositary, any such resignation or removal will take effect upon the appointment of a successor depositary. A successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of $50,000,000 or more.

MISCELLANEOUS

    The depositary will forward to holders of depositary receipts any reports and communications from us which are received by the depositary with respect to the related Preferred Stock.

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    We and the depositary will not be liable if either of us is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the deposit agreement. Our obligations and the depositary's obligations under the deposit agreement will be limited to performing the duties thereunder in good faith and without negligence, in the case of any action or inaction in the voting of preferred stock represented by the depositary shares, gross negligence or willful misconduct. If satisfactory indemnity is furnished, we and the depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary receipts, depositary shares or shares of preferred stock represented thereby. We and the depositary may rely on written advice of counsel or accountants, or information provided by persons presenting shares of preferred stock represented by depository receipts for deposit, holders of depositary receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

    In the event the depositary shall receive conflicting claims, requests or instructions from any holders of depositary receipts, on the one hand, and us, on the other hand, the depositary shall be entitled to act on our claims, requests or instructions.

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                          DESCRIPTION OF COMMON STOCK

GENERAL

    Chelsea's authorized capital stock includes 50 million shares of common stock, $.01 par value per share. For each outstanding share of common stock held, the holder is entitled to one vote on all matters presented to stockholders for a vote. Cumulative voting is not permitted. Holders of the common stock do not have preemptive rights. At February 27, 2002, there were 18,780,579 shares of common stock outstanding.

    All shares of common stock issued and sold will be duly authorized, fully paid, and non-assessable. Distributions may be paid to the holders of common stock if and when declared by our Board of Directors. Dividends will be paid out of funds legally available for dividend payment. We have paid quarterly dividends, beginning with a dividend for the portion of the quarter from the closing of our initial public offering in November 1993.

    Under Maryland law, stockholders are generally not liable for our debts or obligations. If we are liquidated, subject to the right of any holders of preferred stock to receive preferential distributions, each outstanding share of common stock will be entitled to participate pro rata in the assets remaining after payment of, or adequate provision for, all of our known debts and liabilities.

CERTAIN PROVISIONS OF OUR ARTICLES OF INCORPORATION

    Our Board of Directors is divided into three classes of directors, with each class constituting approximately one-third of the total number of directors. The classes serve staggered terms. At each annual meeting of stockholders, the class of directors to be elected at such meeting will be elected for a three-year term and the directors in the other two classes will continue in office. We believe that classified directors will help to assure the continuity and stability of the Board of Directors and our business strategies and policies. The use of a staggered board may make a change in our control and/or the removal of incumbent management more difficult.

RESTRICTIONS ON OWNERSHIP

    In order to qualify as a REIT under the Code, not more than 50% in value of our outstanding common stock may be owned, directly or indirectly, by five or fewer individuals, as defined in the Code, during the last half of a taxable year and the common stock must be beneficially owned by 100 or more persons during 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. To satisfy the above ownership requirements and certain other requirements for qualification as a REIT, our Board of Directors has adopted, and the stockholders approved, a provision in the Articles of Incorporation restricting the ownership or acquisition of shares of common stock.

REGISTRAR AND TRANSFER AGENT

    EquiServe, Boston, Massachusetts is the Registrar and Transfer Agent for the common stock.

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                              PLAN OF DISTRIBUTION

    We may sell the securities to one or more underwriters for public offering and sale by them or may sell the securities to investors directly or through agents. We will name, in the applicable prospectus supplement, any such underwriter or agent involved in the offer and sale of the securities.

    Underwriters may offer and sell the securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. We may, from time to time, authorize underwriters acting as our agents to offer and sell the securities upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

    We will set forth in the applicable prospectus supplement any underwriting compensation either of us pays to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

    If the applicable prospectus supplement so indicates, we will authorize dealers acting as our agents to solicit offers by certain institutions to purchase Securities from them at the public offering price set forth in such prospectus supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such prospectus supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of securities sold pursuant to Contracts shall be equal to, the respective amounts stated in the applicable prospectus supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to our approval. Contracts will not be subject to any conditions except (a) the purchase by an institution of the securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (b) if the securities are being sold to underwriters, we shall have sold to such underwriters the total principal amount of the securities less the principal amount thereof covered by Contracts.

    In the ordinary course of business, certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for us.

                                 LEGAL MATTERS

    Stroock & Stroock & Lavan LLP of New York, New York will pass upon the validity of the issuance of the securities offered hereby for us.

                                    EXPERTS

    The consolidated financial statements of Chelsea Property Group, Inc. and CPG Partners, L.P. (the "Companies") appearing in the Companies' Annual Reports (Form 10-K) for the year ended December 31, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated

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financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file reports, proxy statements and other information with the SEC. You may inspect and copy any document that we file at the public reference rooms maintained by the SEC in Washington, D.C., New York, New York and Chicago, Illinois. Any documents we file may also be available at the SEC's site on the World Wide Web located at http://www.sec.gov. For a fee you can obtain the documents by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

    We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement.

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                                3,500,000 Shares

                                   [GRAPHIC]

                          Chelsea Property Group, Inc.

                                  Common Stock

                               -----------------

                             PROSPECTUS SUPPLEMENT
                               NOVEMBER 15, 2002
                             ---------------------

                         Banc of America Securities LLC

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